UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Checkmate Pharmaceuticals, Inc.

(Name of Subject Company)

Checkmate Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

162818108

(CUSIP Number of Class of Securities)

Robert Dolski

Chief Financial Officer

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

With copies to:

Stuart M. Cable, Esq.

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”). The address of Checkmate’s principal executive office is 245 Main Street, 2nd Floor, Cambridge, MA 02142, and its telephone number is (617) 682-3625.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Checkmate’s common stock, par value $0.0001 per share (the “common stock”). As of the close of business on April 28, 2022, there were (i) 22,031,231 issued and outstanding shares of common stock, (ii) 4,263,505 shares of common stock subject to issuance pursuant to stock options (the “Company Options”) granted by Checkmate pursuant to the Checkmate Pharmaceuticals, Inc. 2015 Stock Option and Grant Plan and the Checkmate Pharmaceuticals, Inc. 2020 Stock Option and Incentive Plan (the “2020 Plan”), (iii) 1,980,756 shares of common stock reserved and available for future issuance under the 2020 Plan, (iv) 267,790 shares of common stock reserved for issuance pursuant to the Checkmate Pharmaceuticals, Inc. 2020 Employee Stock Purchase Plan (the “Company ESPP”), (v) no shares of common stock held by Checkmate as treasury stock and (vi) no shares of Checkmate’s preferred stock, par value $0.0001 per share, issued or outstanding.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of Checkmate, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information—Name and Address.”

Tender Offer

This Schedule 14D-9 relates to a tender offer by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to purchase all of the issued and outstanding shares of common stock (the “Shares”), of Checkmate for a purchase price of $10.50 per Share in cash (the “Offer Price”), to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 2, 2022, (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Regeneron and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 2, 2022. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Checkmate’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the “Merger Agreement”), dated April 18, 2022, among Checkmate, Purchaser and Regeneron, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Checkmate (the “Merger”), pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), with Checkmate continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Regeneron, without a meeting or vote of stockholders of Checkmate. At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than Shares held by Checkmate, Regeneron, Purchaser, any wholly owned subsidiary of Regeneron (other than Purchaser), any wholly owned subsidiary of Checkmate or by stockholders of Checkmate who have perfected their statutory rights of appraisal under the DGCL) will each be converted into the right to receive the Offer Price, payable to the holder thereof in cash (the “Merger Consideration”), without interest thereon and subject to reduction for any withholding taxes. The treatment of equity awards under Checkmate’s benefit plans, including stock options, is discussed below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Regeneron and affiliated entities, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).

Alternatively, within ten (10) business days following receipt by Regeneron of a request for additional information and documentary materials from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (“FTC”) pursuant to 15 USC §18a(e)(1)(A), Regeneron may, after consulting with and considering in good faith the views of Checkmate, by providing written notice to Checkmate (“Meeting Election”), require Checkmate to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to a meeting of the stockholders of Checkmate (“Checkmate Stockholder Meeting”) (which we refer to as, together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”). If Regeneron delivers a Meeting Election, Purchaser shall (and Regeneron shall cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (“Offer Termination”), and Checkmate shall prepare, file and mail the Merger Proxy Statement to the Checkmate stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement; provided that if the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated, (i) Regeneron may not deliver a Meeting Election and (ii) if a Meeting Election has already been delivered but Checkmate has not yet mailed the Merger Proxy Statement, the Meeting Election and any Offer Termination shall automatically be withdrawn and, if the Offer has been terminated or expired without any Shares having been accepted for payment, Purchaser shall recommence the Offer.

The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Regeneron and Checkmate. The expiration date may be extended: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Regeneron, to the extent waivable by Purchaser or Regeneron, Purchaser may, in its discretion (and without the consent of Checkmate or any other person), extend the Offer on one or more occasions, for an extension period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination, (A) if, as of the then-scheduled expiration date, any Offer Condition (other than (x) the Offer Condition that Regeneron and Purchaser receive a certificate from Checkmate’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied and (y) the Minimum Condition) is not satisfied and has not been waived by Regeneron or Purchaser, to the extent waivable by Regeneron and Purchaser, at the written request of

Checkmate, Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer for successive extension periods of ten (10) business days per extension, to permit such Offer Condition to be satisfied; (B) if, as of the then-scheduled expiration date, the Minimum Condition is not satisfied but all other Offer Conditions (other than the Offer Condition that Regeneron and Purchaser receive a certificate from Checkmate’s Chief Executive Officer and Chief Financial Officer confirming that certain other Offer Conditions have been satisfied) have been satisfied or waived, at the written request of Checkmate, Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer on up to two (2) occasions for an additional period of up to ten (10) business days per extension, to permit the Minimum Condition to be satisfied; and (C) Purchaser shall, and Regeneron shall cause Purchaser to, extend the Offer from time to time for any period required by any legal requirement, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Market (“Nasdaq”) applicable to the Offer. In no event will Purchaser: (1) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date (as defined below) (we refer to such earlier occurrence as the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Checkmate. Each of the extensions contemplated above is subject to Purchaser’s right to terminate the Offer and pursue the Merger in connection with an Offer Termination. Except (i) as provided in Section 1.1(d) of the Merger Agreement, (ii) in the event that the Merger Agreement is terminated pursuant to Section 8 of the Merger Agreement or (iii) if Purchaser is not obligated to extend the Offer as provided in Section 1.1(c) of the Merger Agreement, Purchaser must not terminate the Offer, or permit the Offer to expire, prior to any scheduled Expiration Date without the prior written consent of Checkmate.

Either Checkmate or Regeneron may terminate the Merger Agreement, at any time prior to the time Purchaser accepts the Shares tendered pursuant to the Offer for payment (or if an Offer Termination has occurred, prior to the consummation of the Merger (the “Closing”)), if the Closing has not occurred in accordance with the terms of the Merger Agreement on or prior to midnight, Eastern Time, on October 18, 2022, which date, if an Offer Termination has not occurred, (1) will automatically be extended to January 18, 2023 if as of midnight Eastern Time on October 18, 2022, all of the Offer Conditions other than the Minimum Condition, the Regulatory Condition to the Offer (as defined below) and the Governmental Authority Condition to the Offer (as defined below) (in the case of the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived and (2) will automatically be extended to April 18, 2023 if as of 11:59 p.m. Eastern time, January 18, 2023, all of the Offer Conditions other than the Minimum Condition, the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer (in the case of the Regulatory Condition to the Offer and the Governmental Authority Condition to the Offer, solely in respect of any antitrust law) are satisfied or waived (such date, as it may be automatically extended, or as it may be automatically extended pursuant to the Merger Agreement if an Offer Termination has occurred, the “End Date”). The “Regulatory Condition to the Offer” requires that any waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated. The “Governmental Authority Condition to the Offer” requires that there has not been issued by any governmental body of competent jurisdiction and remaining in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition or payment for Shares pursuant to the Offer and the consummation of the Merger, and no legal requirement promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger. The Offer is also subject to other conditions as described in this Schedule 14D-9.

The foregoing summary of the Offer does not purport to be complete is qualified in its entirety by the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, the Letter of Transmittal and the Merger Agreement, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (e)(1) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive office of Regeneron and Purchaser is 777 Old Saw Mill River Road, Tarrytown, NY 10591. The telephone number of each is (914) 847-7000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investors section of Checkmate’s website at www.checkmatepharma.com, and the Offer to Purchase and the other related materials are available directly from Innisfree M&A Incorporated, the Information Agent engaged by Purchaser for the Offer, toll free, at (877) 717-3922. Banks and brokerage firms may call collect at (212) 750-5833. The information on Checkmate’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Checkmate, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Checkmate or its affiliates, on the one hand, and (x) its executive officers, directors or affiliates or (y) Regeneron, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Checkmate (the “Checkmate Board”) was aware of, and considered, the agreements and arrangements described in this Item 3, among other matters, in evaluating and negotiating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”), and in recommending that Checkmate’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Arrangements with Regeneron, Purchaser and Their Affiliates

Merger Agreement

On April 18, 2022, Regeneron, Purchaser and Checkmate entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Checkmate, Regeneron and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Checkmate’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Checkmate to Regeneron and Purchaser and representations and warranties made by Regeneron and Purchaser to Checkmate. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Checkmate, Regeneron or Purchaser in Checkmate’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Checkmate to Regeneron and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Checkmate, Regeneron and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by Checkmate’s stockholders or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Checkmate, Regeneron or Purchaser. Checkmate’s stockholders are not third-party beneficiaries of the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Checkmate, Regeneron, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary and the summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On March 22, 2022, Regeneron and Checkmate entered into a confidentiality agreement (the “Confidentiality Agreement”) in connection with Regeneron’s consideration of a possible strategic transaction with Checkmate. The Confidentiality Agreement included customary non-disclosure provisions that requires Regeneron to keep confidential certain information relating to Checkmate, and required each party to keep confidential the existence and content of any discussions in connection with a possible strategic transaction, for a period of twelve (12) months from the date of the Confidentiality Agreement. The Confidentiality Agreement also included a customary standstill provision that prohibited Regeneron, for a period of nine (9) months from the date of the Confidentiality Agreement, from offering to acquire or acquiring Checkmate, and from taking certain other actions, including soliciting proxies, without the prior written consent of Checkmate. The Confidentiality Agreement provided for the termination of the standstill provision on customary terms, and also allowed Regeneron to make confidential acquisition proposals to the Checkmate Board at any time. The Confidentiality Agreement contained a non-solicitation provision prohibiting Regeneron and any of its controlled affiliates who are provided with confidential information, for a period of twelve (12) months from the date of the Confidentiality Agreement, from soliciting for employment or hiring any executive officer of Checkmate, subject to certain exceptions.

The foregoing summary and description of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

Prior to signing the Merger Agreement, Checkmate and Regeneron entered into a letter agreement, dated March 22, 2022 (the “Exclusivity Agreement”), which provided for exclusive negotiations between Checkmate and Regeneron until 11:59 p.m., Eastern time, on the earliest of: (i) April 12, 2022 (provided if as of such date Checkmate and Regeneron were continuing to negotiate in good faith toward the execution of a definitive agreement with respect to the Transactions, such exclusivity period would be automatically extended for two successive seven-day periods, unless at least 24 hours prior to the then-scheduled end of such period, either Checkmate or Regeneron provided written notice to the other that it wished to terminate the negotiations); (ii) the time at which Regeneron informed Checkmate in writing that it would not proceed with the Transactions unless Checkmate agreed to reduce the merger consideration below $10.50 per Share; and (iii) the execution of a definitive merger agreement between Checkmate and Regeneron with respect to the Transactions. The Exclusivity Agreement terminated upon execution of the Merger Agreement.

The foregoing summary and description of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

In connection with entering into the Merger Agreement, Regeneron and Purchaser entered into a Tender and Support Agreement (as it may be amended from time to time, the “Support Agreement”), dated as of April 18, 2022 with Decheng Capital China Life Sciences USD Fund III LP and Arthur Krieg (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 10% of the outstanding Shares as of April 18, 2022.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its Shares:

•	in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by or in connection with the Merger Agreement and the Support Agreement;

•	in favor of any other matters necessary or presented or proposed for the transactions to be timely consummated;

•

in favor of any proposal to adjourn or postpone the Checkmate Stockholder Meeting or such other meeting of Checkmate’s stockholders to a later date if there are not sufficient votes to adopt the Merger Agreement;

•

against any action, agreement or transaction that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of Checkmate contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or Conditions to the Merger set forth in the Merger Agreement not being satisfied on or before the End Date;

•

against any change in the membership of the Checkmate Board of Directors (unless such proposed change in the Board was proposed by the Board and is not in connection with or in support of any actual or potential Acquisition Proposal); and

•

against any Acquisition Proposal and against any other action, agreement or transaction involving Checkmate that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement and the Support Agreement.

Each Supporting Stockholder also granted Regeneron an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Checkmate.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Regeneron and such Supporting Stockholder and (d) any amendment to the Merger Agreement or the Offer is effected without the Supporting Stockholders’ written consent that deceases the amount, or changes the form of consideration payable to all stockholders of Checkmate pursuant to the terms of the Merger Agreement.

The foregoing summary and the summary of the Tender and Support Agreement contained in Section 11 of the Offer to Purchase titled “The Merger Agreement; Other Agreements” and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates

Certain of Checkmate’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Transactions, that are different from, or in addition to, the interests of holders of Shares generally. The Checkmate Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Recommendation of the Checkmate Board—Reasons for the Recommendation.”

Checkmate’s current executive officers are as follows:

Name	Position
Alan Bash	Chief Executive Officer, President and Director
Robert Dolski	Chief Financial Officer
James Wooldridge, M.D.	Chief Medical Officer

Cash Payable for Outstanding Shares Pursuant to the Offer or the Merger

If Checkmate’s executive officers and directors who own Shares tender Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Checkmate. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same cash consideration on the same terms and conditions as the other stockholders of Checkmate. As of April 28, 2022, excluding Shares underlying Company Options (whether or not currently exercisable) and assuming no such Company Options are exercised following the date of this Schedule 14d-9, the executive officers and directors of Checkmate do not beneficially own any Shares.

Treatment of Equity Awards in the Transactions

The Merger Agreement provides that, at the Effective Time, each compensatory option to purchase Shares (a “Company Option”) that is then outstanding and unexercised, whether or not vested and which has a per Share exercise price that is less than the Offer Price (each, an “In the Money Option”), will be cancelled and converted into the right to receive a cash payment equal to (A) the excess, if any, of (x) the Offer Price over (y) the exercise price payable per Share under such In the Money Option, multiplied by (B) the total number of Shares subject to such In the Money Option immediately prior to the Effective Time, subject to any required withholding taxes.

The Merger Agreement provides that, at the Effective Time, each Company Option other than an In the Money Option that is then outstanding and unexercised, whether or not vested, will be cancelled with no consideration payable in respect thereof.

The following table sets forth, for each of Checkmate’s executive officers and the members of the Checkmate Board (i) the number of vested and unvested In the Money Options based on their holdings as of April 28, 2022 and assuming the Effective Time occurs on June 3, 2022 and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of the Offer Price over the weighted average exercise price of such In the Money Options by the total number of Shares subject to such In the Money Options, assuming that the Effective Time occurs on June 3, 2022.

	In the Money Options
Name of Executive Officer or Director	Number of Shares subject to Vested In the Money Options (#)	Weighted Avg. Exercise Price Per Share ($)	Cash Consideration for Vested In the Money Options ($)	Number of Shares Subject to Unvested In the Money Options (#)	Weighted- Average Exercise Price Per Share ($)	Cash Consideration for Unvested Stock Options ($)	Total Cash Consideration for Stock Options in Merger ($)
Executive Officers
Alan Bash	—	$—	$—	575,000	$2.99	$4,318,250	$4,318,250
Robert Dolski	—	$—	$—	128,480	$2.70	$1,002,664	$1,002,664
James Wooldridge, M.D.	61,950	$2.62	$488,166	162,446	$2.82	$1,247,559	$1,735,725
Directors
Peter Colabuono	—	$—	$—	10,030	$6.27	$42,427	$42,427
Keith Flaherty, M.D.	26,748	$2.60	$211,376	10,030	$6.27	$42,427	$253,803
Alan Fuhrman	165,996	$3.76	$1,119,551	113,441	$4.13	$722,664	$1,842,215
Oren Isacoff, M.D.	—	$—	$—	10,030	$6.27	$42,427	$42,427
Michael Powell, Ph.D.	22,500	$5.19	$119,475	17,530	$5.81	$82,252	$201,727
Jon Wigginton, M.D.	—	$—	$—	20,061	$2.19	$166,707	$166,707
Joy Yan, M.D., Ph.D.	—	$—	$—	20,061	$3.12	$148,050	$148,050

Treatment of Company ESPP

While Checkmate has established the Company ESPP, no offering periods have been commenced under the Company ESPP and in the Merger Agreement, Checkmate has agreed that no offering period will be commenced prior to the closing of the Merger (the “Closing”). Accordingly, no employee of Checkmate (including executive officers) will receive any payments or benefits pursuant to the Company ESPP.

Employment Arrangements

Checkmate is party to preexisting employment agreements with each of its executive officers. Checkmate may terminate the executive officers’ employment with Checkmate at any time, with or without cause. Each of the employment agreements sets forth the initial compensation arrangements for the executive officer, including an initial base salary, an annual performance bonus opportunity, and an initial equity award grant. In the case of Mr. Bash, he is additionally entitled to a $100,000 signing bonus, $50,000 of which was previously paid upon his commencement of employment and $50,000 of which is payable within one month of the earlier to occur of Mr. Bash’s first anniversary of his employment start date or a “Change in Control” (as defined in Mr. Bash’s employment agreement, which includes the Merger). These agreements, together with the confidentiality, assignment and non-competition agreements each executive officer executed upon commencing employment with Checkmate, set forth the rights and responsibilities of each party, including, without limitation, (i) a prohibition on competition and a customer and employee non-solicitation restriction during the term of employment and for a period of one (1) year thereafter, and (ii) indefinite confidentiality obligations.

Pursuant to such employment agreements, each executive officer is entitled to certain severance benefits upon a termination without “Cause” or for “Good Reason” (each as defined in the applicable executive officer’s employment agreement) (a “Qualifying Termination”) in connection with a “Change in Control” (as defined in the applicable executive officer’s employment agreement and which includes the Merger) as set forth below.

If Messrs. Bash or Dolski experience a Qualifying Termination within a period from three months prior to and ending 18 months following the date of the Change in Control then the executive officer will be entitled to: (i) a lump sum cash payment equal to 12 months (18 months for Mr. Bash) of his then current base salary, (ii) a lump sum cash payment of his target annual bonus opportunity, (iii) all time-based stock options and other stock-based awards subject to time-based vesting will immediately accelerate and become fully exercisable or nonforfeitable as of the later of (A) the date of termination or (B) the effective date of the executive officer’s separation agreement and release of claims, and (iv) if the executive officer was participating in Checkmate’s group health, dental and/or vision plans and properly elects to continue health coverage under COBRA, then, subject to the his copayment of the premium amounts at the applicable active employees’ rate, a monthly payment equal to the monthly employer contribution that Checkmate would have made to provide health insurance to him if he had remained employed by Checkmate for a period of up to 12 months.

If Dr. Wooldridge experiences a Qualifying Termination within a 12 month period beginning on the date the Change in Control then the executive will be entitled to: (i) a lump sum in cash in an amount equal to the his then current base salary, (ii) a lump sum cash payment of his target annual bonus opportunity, (iii) all time-based stock options and other stock-based awards subject to time-based vesting held by the executive and granted after Checkmate’s IPO will immediately accelerate and become fully exercisable or nonforfeitable as of the later of (A) the date of termination or (B) the effective date of the executive officer’s separation agreement and release of claims, and (iv) if Dr. Wooldridge was participating in Checkmate’s group health, dental and/or vision plans and properly elects to continue health coverage under COBRA, then, subject to his copayment of the premium amounts at the applicable active employees’ rate, a monthly payment equal to the monthly employer contribution that Checkmate would have made to provide health insurance to him if he had remained employed by Checkmate for a period of up to 12 months.

For purposes of Mr. Bash’s employment agreement, “Good Reason” generally means the following actions by Checkmate, in each case without executive’s written consent: (i) a material diminution in executive’s duties, authority or responsibilities; (ii) change in reporting line to anyone other than the Checkmate Board; (iii) a material reduction in Mr. Bash’s base salary unrelated to a company-wide reduction in officer compensation or a reduction in Mr. Bash’s target annual bonus opportunity; (iv) material breach of Mr. Bash’s employment agreement; (v) any requirement that Mr. Bash relocate from the State of New Jersey to meet or satisfy his employment obligations to Checkmate, subject to customary notice and cure provisions. Notwithstanding the foregoing, any of the actions described in subclause (ii) above that are taken in connection with a transaction in which the owners of Checkmate’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of Checkmate or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from Checkmate shall not be deemed to constitute an occurrence of Good Reason; provided that, in connection with the Transactions and as permitted by the Merger Agreement, on April 18, 2022, the compensation committee of the Checkmate Board (the “Compensation Committee”) approved entering into an amendment to Mr. Bash’s employment agreement to provide that, for purposes of determining whether “Good Reason” may exist, the preceding clause shall not apply.

For purposes of Mr. Dolski and Dr. Wooldridge’s employment agreements, “Good Reason” generally means the following actions by Checkmate, in each case without executive’s consent: (i) relocation of executive’s principal business location to a location more than fifty (50) miles from executive’s then-current business location; (ii) a material diminution in executive’s duties, authority or responsibilities; or (iii) a material reduction in executive’s base salary unrelated to a company-wide reduction in officer compensation, subject to customary notice and cure provisions. Notwithstanding the foregoing, any of the actions described in subclause (ii) above that are taken in connection with a transaction in which the owners of Checkmate’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of Checkmate or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from Checkmate shall not be deemed to constitute an occurrence of Good Reason; provided that, in connection with the Transactions and as permitted by the Merger Agreement, on April 18, 2022, the

Compensation Committee approved entering into amendments to Mr. Dolski and Dr. Wooldridge’s employment agreements to provide that, for purposes of determining whether “Good Reason” may exist, the preceding clause shall not apply.

The table below sets forth the estimated value of the payments and benefits for which Checkmate’s executive officers would be eligible upon a Qualifying Termination in connection with a Change in Control pursuant to their employment agreements.

Name	Cash Severance ($)	Health Benefits ($)	Sign On Bonus ($)	Total ($)
Alan Bash	1,100,000	24,216	50,000	1,174,216
Robert Dolski	557,865	24,216	—	582,081
James Wooldridge, M.D.	615,825	16,993	—	632,818

Severance Policy

In connection with the Transactions, on April 18, 2022, Checkmate adopted a severance policy (the “Severance Policy”), which Regeneron has agreed to honor in accordance with the Merger Agreement. Each of Checkmate’s full-time employees (other than non-U.S. employees, temporary employees and independent contractors) are eligible for benefits under the Severance Policy, except that employees who are party to an agreement or other arrangement with Checkmate that provides greater severance payments or benefits than as set forth in the Severance Policy, will be entitled to such greater severance payments or benefits under such agreement or other arrangement (and not under the Severance Policy). Accordingly, our executive officers will be entitled to receive severance benefits pursuant to the employment arrangements described above, and not under the Severance Policy.

Pursuant to the Severance Policy, in the event that the employment of an eligible employee is terminated by Checkmate without Cause (as defined in the Severance Policy) or for Good Reason (as defined below) within one year following completion of a Change in Control (as defined in the Severance Policy and which includes the Merger), he or she will be entitled to receive the following, subject to his or her execution and non-revocation of a general release of claims within 60 days following the date of such termination:

•

a lump sum cash payment equal to three months of the eligible employee’s base salary, at the annualized rate in effect as of (i) the date of termination or (ii) immediately prior to the Change in Control, whichever is greater; and

•

if the eligible employee timely elects to continue his or her group healthcare benefits, a lump sum payment of an amount equal to the employer contribution Checkmate would have made to provide the eligible employee with health insurance if he or she had remained employed by Checkmate for three months.

For purposes of the Severance Policy, “Good Reason” generally means the following actions by Checkmate, in each case without the employee’s consent: (A) relocation of the employee’s principal business location to a location more than fifty (50) miles from the employee’s then-current business location (including a remote working arrangement) or (B) a material reduction in the employee’s annual base salary unrelated to a company-wide reduction in compensation, subject to customary notice and cure provisions. In the event an Eligible Employee is a party to an employment agreement that contains a different definition of “Good Reason,” the definition set forth in the employment agreement shall be applicable to the Eligible Employee for purposes of this Severance Policy and not this definition.

Treatment of 2022 Annual Bonuses

Regeneron has agreed that each employee of Checkmate who is eligible for a 2022 annual bonus, including each of Checkmate’s executive officers, will receive an annual bonus in an amount equal to his or her target bonus opportunity for fiscal year 2022, payable when 2022 annual bonuses generally are paid, subject to the relevant employee’s continued employment through such payment date. However, in the event of such an employee’s termination without “Cause” or for “Good Reason” (which have the meanings set forth in the relevant Severance Policy, offer letter, or employment agreement applicable to such employee) after the Effective Time and before the payment date for 2022 annual bonuses, such employee will be eligible for a prorated 2022 annual bonus based on a fraction (a) the numerator of which is the number of days elapsed between January 1, 2022 (or, if later, such employee’s date of hire by Checkmate) and the date of termination and (b) the denominator of which is 365, subject to such employee’s timely execution and non-revocation of a customary general release of claims. Accordingly, if their employment is terminated without Cause or for Good Reason at the Effective Time and assuming the Effective Time occurs on June 3, 2022, each of Messrs. Bash and Dolski, and Dr. Wooldridge would be eligible for a prorated bonus in the amount of $71,575, $67,249, and $74,236, respectively.

Retention and Recognition Bonus Pool

On April 18, 2022, the Compensation Committee approved a retention and recognition bonus pool for certain employees of Checkmate, including the executive officers in an aggregate amount of $1,000,000 (each bonus, a “Retention Bonus”). The Retention Bonuses will be paid as soon as practicable following the Effective Time. The payment of each Retention Bonus is subject to (i) the consummation of the Transactions and (ii) the continued employment of the applicable recipient through the Closing. Mr. Dolski and Dr. Wooldridge each are eligible to receive a Retention Bonus in the amount of $200,000 and $150,000, respectively. Mr. Bash is not eligible for a Retention Bonus.

Employee Arrangements Following the Merger

Pursuant to the Merger Agreement, Regeneron has agreed that for a period of one year following the Effective Time (such period, the “Continuation Period”), Regeneron will provide, or cause to be provided, to each employee who continues employment with Regeneron or one of its subsidiaries following the Effective Time during the Continuation Period (each, a “Continuing Employee”), (A) an annual base salary or base hourly wage rate (as applicable) that is no less than that provided to such Continuing Employee as of immediately prior to the Effective Time, (B) target cash incentive compensation opportunities that are no less favorable than either (x) those provided to such Continuing Employee as of immediately prior to the Effective Time or (y) those provided by Regeneron to similarly situated employees, (C) employee benefits (other than equity incentive compensation) that are in the aggregate no less favorable than either (x) those provided to such Continuing Employee as of immediately prior to the Effective Time or (y) those provided by Regeneron to similarly situated employees. In addition, Regeneron has agreed to provide severance payments and benefits to each Continuing Employee who experiences a severance-qualifying termination of employment during the Continuation Period in accordance with the Severance Policy, offer letter or employment agreement applicable to such employee. The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting and eligibility to participate under any benefit plans in which Continuing Employees are eligible to participate after the Effective Time.

Any vacation that has been accrued by a Continuing Employee as of immediately prior to the Effective Time will be frozen as of the Effective Time and paid out to such Continuing Employee upon the earlier of (a) such Continuing Employee’s date of termination and (b) December 31, 2022. Assuming the Effective Time occurs on June 3, 2022, Messrs. Bash and Dolski, and Dr. Wooldridge will each be eligible to receive a vacation accrual in the amount of $11,984, $28,736 and $32,145, respectively.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Regeneron or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Regeneron or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Regeneron and/or its affiliates have been established. Any such arrangements with Checkmate’s executive officers are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is consummated, if at all.

Rule 14d-10(d) Matters

The Merger Agreement provides that prior to the “Offer Acceptance Time” (as defined in the Merger Agreement) and to the extent permitted by applicable legal requirements, the Compensation Committee will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between Purchaser, Checkmate or their respective affiliates and any of the officers, directors or employees of Checkmate or its subsidiary that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director Compensation

As of April 28, 2022, cash compensation to the non-employee members of the Checkmate Board consists of the following annual retainers:

	Member Annual Retainer ($)	Chairman Additional Annual Retainer ($)
Board of Directors	35,000	30,000
Audit Committee	7,500	7,500
Compensation Committee	5,000	5,000
Nominating and Corporate Governance Committee	4,000	4,000
Research & Development Committee	5,000	5,000

Mr. Bash, Checkmate’s Chief Executive Officer and President, does not receive any compensation for his service as a member of the Checkmate Board.

Pursuant to Checkmate’s Non-Employee Director Compensation Policy, as amended on February 3, 2022, on the date of each of its annual meetings of stockholders, each non-employee director who will continue as a member of the Checkmate Board following such annual meeting will receive an award of a Company Option to purchase 10,031 Shares, which will vest in full on the earlier of the one-year anniversary of the grant date or the date of its next annual meeting of stockholders. Under the terms of the Merger Agreement Checkmate may grant such awards, which would have an exercise price equal to the fair market value of a Share on the date of grant. The foregoing equity awards are subject to accelerated vesting and cancellation, and exchange for cash consideration, as provided by the Merger Agreement and as described in more detail in “Item 3.—Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates—Treatment of Equity Awards in the Transactions.”

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.

Checkmate’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Checkmate’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of the director’s duty of loyalty to Checkmate or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

Checkmate’s amended and restated bylaws also provide that Checkmate will indemnify its directors and officers to the fullest extent permitted by Delaware law.

Pursuant to the terms of the Merger Agreement, Checkmate’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation in the Merger (the “Surviving Corporation”).

For a period of six (6) years from the Effective Time, Regeneron and the Surviving Corporation have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time existing in favor of the current or former directors or officers of Checkmate and its subsidiary, including without limitation pursuant to the organizational documents of Checkmate and its subsidiary, and any indemnification or other similar agreements of Checkmate and its subsidiary set forth in a confidential disclosure schedule, in each case as in effect on the date of the Merger Agreement, shall continue in full force and effect in accordance with their terms, and Regeneron shall cause the Surviving Corporation to perform their obligations thereunder; provided that all rights to indemnification, advancement of expenses and exculpation in respect of any claim asserted or made, and for which an Indemnified Person delivers a written notice to Regeneron within such six (6) year period asserting a claim for such protections pursuant to the Merger Agreement, shall continue until the final disposition of such claim. During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Regeneron has agreed that it will cause the Surviving Corporation and its subsidiary to (and the Surviving Corporation has agreed that it will) indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of Checkmate or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of Checkmate as a director or officer of another person (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to, or by reason of, the fact that the Indemnified Person is or was a director or officer of Checkmate or its subsidiary or is or was serving at the request of Checkmate or its subsidiary as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law. The Merger Agreement provides that each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiary, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiary, as applicable, as in effect on the date of the Merger Agreement, as well as to the fullest extent permitted under applicable law, and Regeneron shall cause the Surviving Corporation and its subsidiary to provide such advancement; provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification. The Merger

Agreement further provides that, to the fullest extent permitted under applicable law, Regeneron shall pay, in advance, all reasonable attorneys’ fees and expenses that may be incurred by Indemnified Persons in connection with their enforcement of their rights provided in Section 6.5 of the Merger Agreement, provided that any Indemnified Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final non-appealable adjudication that such Indemnified Person is not entitled to indemnification.

Regeneron has agreed to purchase a six (6)-year prepaid “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy or policies covering Checkmate and its subsidiary and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Checkmate and its subsidiary, such tails to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of Checkmate and its subsidiary with respect to claims arising from acts or omissions that occurred at or before the Effective Time and covering, without limitation, the Transactions; provided that in no event will the cost of any such tail policy or policies will not exceed 300% of the aggregate annual premium most recently paid by Checkmate or its subsidiary with respect to each such coverage (the “Maximum Amount”); provided further that if within ten (10) business days of the anticipated Closing, Checkmate shall have reasonably determined that Regeneron has not arranged for any such tail policy or policies to be bound at Closing, then Checkmate shall have the right to purchase any such tail policy or policies. If the aggregate premiums of any such tail insurance coverage exceeds the Maximum Amount, then Regeneron or Checkmate, as applicable, may obtain a policy or policies with the greatest coverage available for a cost not exceeding the Maximum Amount.

The rights to advancement, exculpation and indemnification above (i) will survive the consummation of the Merger; (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons) and his or her heirs or representatives; and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

Section 16 Matters

Pursuant to the Merger Agreement, Checkmate and the Checkmate Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time (as defined in the Merger Agreement), to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares and Company Options in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation

Recommendation of the Checkmate Board

At a meeting of the Checkmate Board held on April 18, 2022, the Checkmate Board unanimously (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger are fair to and in the best interest of Checkmate and its stockholders, (ii) declared it advisable that Checkmate enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Checkmate of the Merger Agreement and the consummation by Checkmate of the Transactions, including the Offer and the Merger, (iv) resolved that (a) if the Offer Acceptance Time (as defined in the Merger Agreement) occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (v) resolved to recommend that Checkmate’s stockholders (1) accept the Offer and tender their shares of Common Stock to Purchaser pursuant to the Offer and (2) adopt the Merger Agreement at any meeting of Checkmate’s stockholders held for such purpose and any adjournment or postponement thereof.

Accordingly, and for other reasons described in more detail below, the Checkmate Board unanimously recommends that Checkmate’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching the conclusions and in making the recommendation described above, Checkmate Board took into account a number of reasons described under “—Background of the Transactions; Reasons for the Recommendation of Checkmate Board—Reasons for the Recommendation of Checkmate Board” below.

A joint press release, dated April 19, 2022, issued by Checkmate and Regeneron announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among Checkmate Board or committees thereof or the representatives of Checkmate and other parties.

Checkmate is a clinical-stage biotechnology company focused on developing and commercializing its proprietary technology to harness the power of the immune system to combat cancer. Checkmate’s sole product candidate, vidutolimod (CMP-001), is being researched for its use along with other agents for potential treatments of melanoma, nonmelanoma skin cancers and head and neck cancer. Vidutolimod is an investigational therapy and has not been approved by U.S. Food and Drug Administration or any other regulatory agency.

As part of the ongoing evaluation of Checkmate’s business, Checkmate’s senior management and the Checkmate Board regularly review Checkmate’s performance and prospects in light of its business and developments in the biotechnology and biopharmaceutical industries. From time to time these reviews have included consideration of potential partnerships, collaborations and other strategic transactions to enhance stockholder value. In particular, these discussions have included the exploration of partnering opportunities with respect to the clinical development of Checkmate’s product candidate with a number of biotechnology and pharmaceutical companies, including Regeneron. Checkmate’s senior management provided periodic updates regarding these discussions to the Checkmate Board.

From December 2020 through November 2021, representatives of Checkmate and Regeneron engaged in intermittent informal discussions regarding Regeneron’s interest in the oncology field and other areas and desire to learn more about Checkmate’s product candidate and programs, including preliminary conversations regarding a potential collaboration to evaluate vidutolimod in combination with Regeneron’s products and product candidates. These discussions on occasion involved exchanging confidential information pursuant to a mutual confidentiality agreement executed in December 2020. This confidentiality agreement did not include a standstill obligation. As a result of these discussions, in May 2021, Checkmate entered into a supply agreement with Regeneron to evaluate Checkmate’s vidutolimod concurrently or in combination with Regeneron’s cemiplimab.

From May 2021 through December 2021, representatives of Checkmate and Regeneron continued to engage in intermittent informal discussions regarding their collaboration and Regeneron’s interest in Checkmate’s product candidate and programs; however, these interactions did not result in any proposal being made concerning a strategic transaction.

During 2021 and early 2022, the Checkmate Board held meetings at which members of senior management were present and discussed the strategic, financial and operational challenges of operating Checkmate’s business, including the macro-economic, industry and market conditions negatively impacting valuations of and the outlook for clinical-stage biotechnology companies such as Checkmate with lead programs in clinical trials, the substantial overhead burden of Checkmate, the need for meaningful capital investment to advance its product candidate, fund its research and development efforts, expand its organization and operate as a public company, the continuing challenges of slow patient enrollment in its clinical trials, the significant time before data from ongoing clinical trials could be reported and regulatory advancements could be made, the dependence on the success of a single product candidate, the difficult financing environment and limited financing alternatives for companies such as Checkmate, the significant and negative impact on Checkmate’s stock price attributable to the clinical failure of a competing product candidate in the first quarter of 2021, and the investment of time and capital needed to achieve a successful outcome for Checkmate’s product candidate. The Checkmate Board also considered the risks and challenges facing Checkmate as a result of its declining cash position and discussed the risks, challenges, and strategic opportunities facing Checkmate, taking into consideration the risks associated with its clinical trials of vidutolimod, its near-term cash requirements, and the low likelihood that third parties would be interested in providing equity financing to Checkmate at attractive valuations that would not be significantly dilutive to existing Checkmate stockholders, together with the challenges of other potential capital raising alternatives.

In September 2021, Checkmate filed a shelf registration statement with the SEC covering the potential sale of up to $150 million of its securities, at which time it also entered into an open market sale agreement for the purpose of making sales of its common stock in “at the market” offerings from time to time in an amount up to $50 million (the “ATM”). At various times throughout 2021, Checkmate also held discussions with various institutional investors to gauge their interest in a potential investment in Checkmate’s securities, either in a public or private offering. However, these discussions did not ultimately result in an offering of securities by Checkmate, and Checkmate did not make any sales under its ATM program.

On October 27, 2021, Checkmate announced a Chief Executive Officer transition, appointing director and Audit Committee Chair, Alan Fuhrman, as interim Chief Executive Officer while conducting a search to identify a permanent Chief Executive Officer.

On November 12, 2021, Checkmate presented updated results from its phase 1b study of vidutolimod in combination with pembrolizumab or as a monotherapy at The Society for Immunotherapy of Cancer (SITC) 36th Annual Meeting. Following the presentation, a representative of Regeneron initiated a discussion with representatives of Checkmate regarding the status of Checkmate’s clinical data and collaboration relationships.

From late November 2021 through January 2022, as a follow-up to the discussion at the SITC meeting, Kleem Chaudhary, Ph.D., Chief Business Officer of Checkmate, engaged in business development discussions with representatives of Regeneron, including discussions about Checkmate’s clinical development programs and clinical data. During these discussions, representatives of Regeneron informed Dr. Chaudhary of Regeneron’s interest in exploring a potential strategic transaction involving Checkmate. Dr. Chaudhary informed the representatives of Regeneron that the Checkmate Board would consider any proposal that would enhance stockholder value. During these discussions, no economic terms were proposed by Regeneron or Checkmate with respect to a strategic transaction. At a meeting of the Checkmate Board held on December 6, 2021, Dr. Chaudhary provided a report on his discussions with Regeneron and the Board authorized Dr. Chaudhary to continue discussions with Regeneron.

In December 2021, Dr. Chaudhary had business development discussions with representatives of a global pharmaceutical company (“Party A”) regarding its interest in exploring potential partnerships, collaborations and other strategic transactions involving Checkmate. During these discussions, Party A did not make any proposals regarding a strategic transaction involving Checkmate and did not indicate an interest in doing so.

On December 14, 2021, Checkmate announced revised guidance with respect to the anticipated timing for clinical data milestones for vidutolimod in anti-PD-1 refractory melanoma and first-line melanoma to the second half of 2023, compared to prior guidance that such data would be available in late 2022 or the first half of 2023, and further indicated that this would impact the timing of Checkmate’s anticipated submission of a Biologics License Application to the FDA in melanoma. Checkmate also announced revised guidance with respect to the anticipated timing for clinical data milestones in its head and neck cancer clinical trial to the second half of 2022, compared to prior guidance that such data would be available in the first half of 2022. Checkmate stated that the shift in anticipated clinical data readout timing was due to slower than anticipated patient enrollment in its clinical trials, primarily attributable to the continued impact of the ongoing COVID-19 pandemic.

On January 21, 2022, a representative of Regeneron contacted Dr. Chaudhary and informed him of Regeneron’s interest in exploring a potential acquisition of Checkmate and receiving access to due diligence information in connection therewith. Dr. Chaudhary indicated that Regeneron should provide a proposal for a potential acquisition that the Checkmate Board could consider before providing Regeneron access to full diligence information. Regeneron did not provide any economic terms for a potential transaction.

On January 24, 2022, representatives of Regeneron had a call with Dr. Chaudhary and discussed certain targeted high-level questions regarding Checkmate’s development programs and technology to inform Regeneron’s position on value. Dr. Chaudhary reiterated that Regeneron should provide a proposal for a potential acquisition that the Checkmate Board could consider before providing Regeneron access to full diligence information. However, Checkmate made certain information responsive to these targeted high-level questions available to representatives of Regeneron in a virtual data room to assist Regeneron in evaluating its position on value.

On January 28, 2022, a representative of Regeneron contacted Dr. Chaudhary and informed him of Regeneron’s continued interest in exploring a potential acquisition of Checkmate and intent to send a proposal letter to this effect.

On February 1, 2022, Regeneron delivered a written non-binding proposal to acquire Checkmate for $7.50 per share in cash (the “February 1 Proposal”), which represented a premium of 207% over the closing price for Checkmate’s common stock on January 31, 2022 of $2.44. The February 1 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence. The February 1 Proposal stated that consummation of the proposed transaction would not be subject to any financing contingency. The February 1 Proposal indicated that Regeneron had conducted a significant amount of diligence based on Checkmate’s publicly available information and on certain materials that Checkmate had provided to Regeneron to date, and, therefore further diligence could be conducted on an accelerated time frame. The February 1 Proposal also stated that Regeneron required a four-week exclusivity period within which to complete its due diligence and that Regeneron expected it would be in a position to announce a transaction with Checkmate at the end of the exclusivity period. The February 1 Proposal indicated that Regeneron had engaged Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal advisor.

On February 3, 2022, the Checkmate Board held a meeting at which members of senior management and representatives of Goodwin Procter LLP (“Goodwin”), Checkmate’s outside counsel, were present. At the meeting, Dr. Chaudhary reported to the Checkmate Board his recent conversations with representatives of Regeneron and receipt of the February 1 Proposal. Members of senior management also reviewed the discussions to date with other pharmaceutical companies, including Party A, regarding potential partnering and other business development opportunities. Representatives of Goodwin reviewed with the members of the Checkmate Board their fiduciary duties in the context of an offer to acquire Checkmate. The meeting participants then discussed the February 1 Proposal from Regeneron and related process considerations in the event that the Checkmate Board decided to engage with Regeneron regarding the February 1 Proposal. The Checkmate Board then discussed the February 1 Proposal and potential responses to Regeneron, including whether to engage with Regeneron with respect to a potential transaction. Following this discussion, the Checkmate Board directed Dr. Chaudhary to inform Regeneron that the February 1 Proposal was inadequate, but that Checkmate would provide additional targeted due diligence information to Regeneron, if it would lead Regeneron to re-evaluate its position on value. The Checkmate Board also discussed whether any other pharmaceutical and biotechnology companies, including Party A, might have interest in a potential strategic transaction with Checkmate, including weighing the potential benefits of outreach to other potential counterparties against the potential risks, including the risk of leaks inherent in such a process and the potential impact on Checkmate’s business of such leaks. As part of this discussion, the Checkmate Board considered prior interactions between Checkmate management and other industry participants, including Party A. In particular, the Checkmate Board considered the recent discussions conducted by Checkmate with other industry participants leading up to and at the recent annual J.P. Morgan Healthcare conference, the outcome of these discussions, and the fact that none of these parties, including Party A, other than Regeneron, had expressed interest in a strategic transaction such as the February 1 Proposal. After discussion, the Checkmate Board determined that outreach should include those parties that would be most likely to have interest in Checkmate, be able to move decisively, and have the ability to consummate a transaction of this size and nature, which the Checkmate Board identified to be Party A and four other global pharmaceutical companies (“Party B,” “Party C,” “Party D” and “Party E”). In addition, the Checkmate Board discussed the advisability of engaging a financial advisor to assist the Checkmate Board in evaluating the February 1 Proposal and any other proposals that might be received, as well as Checkmate’s business and prospects as a standalone company. The Checkmate Board also considered that a financial advisor would also engage in discussions with the selected pharmaceutical companies discussed at this meeting to ascertain interest in a strategic transaction with Checkmate. At the meeting, representatives of Goodwin reviewed with the meeting participants that directors and management should not have any discussions with Regeneron regarding potential future roles, compensation or retention arrangements for Checkmate employees in connection with the proposed transaction until negotiation of all material terms of a transaction were complete. Also at the meeting, the Checkmate Board established an advisory transaction committee (“Transaction Committee”) for convenience (and not because of any actual or perceived conflicts of interests) in order to assist the Checkmate Board, as needed, in reviewing and negotiating any proposals that might be received by Checkmate regarding a potential strategic transaction. Peter Colabuono, Oren Isacoff and Michael Powell (Chair of the Checkmate Board), all of whom are non-management, independent directors and have significant experience with acquisition transactions, were appointed to the Transaction Committee. Mr. Furman was appointed to the Transaction Committee, effective March 1, 2022, the time at which he ceased serving as interim Chief Executive Officer of Checkmate and began to serve as a non-management, independent director.

Following the Checkmate Board meeting, members of the Transaction Committee and senior management discussed with representatives of Centerview Partners LLC (“Centerview”) and representatives of another investment bank Checkmate’s business and prospects and the possibility of such investment banks acting as its financial advisor in evaluating the February 1 Proposal and any other proposals that might be received considering the risks and challenges facing Checkmate described above. Checkmate considered Centerview as a potential financial advisor to assist and advise Checkmate given, among other things, Centerview’s qualifications, experience and reputation, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its familiarity with Checkmate. In view of these considerations, and as authorized by the Checkmate Board, Checkmate formally engaged Centerview pursuant to an engagement letter, dated February 10, 2022, to serve as financial advisor to Checkmate in connection with a potential strategic transaction involving Checkmate. Prior to the engagement, the Checkmate Board reviewed a customary relationship disclosure letter made available by Centerview with respect to Regeneron. Following review of this information, the Checkmate Board determined, with input from Goodwin, that the disclosed information would not impact Centerview’s ability to act effectively as financial advisor to Checkmate.

On February 6, 2022, the Transaction Committee had a discussion with Dr. Chaudhary and representatives of Centerview about process and timing considerations regarding the outreach to the parties identified at the Checkmate Board meeting held on February 3, 2022. After discussion, the Transaction Committee directed representatives of Centerview and Dr. Chaudhary to prioritize contacting Party A and Party B with respect to their potential interest in an acquisition of Checkmate. The Transaction Committee also authorized Mr. Colabuono, who had met with representatives of Party B, Party D and Party E at the recent annual J.P. Morgan Healthcare conference, to contact each of those parties to inform them that representatives of Centerview would be contacting them with respect to their potential interest in an acquisition of Checkmate. Mr. Colabuono undertook this outreach the following day.

On February 8 and 9, 2022, Dr. Chaudhary had discussions with representatives of Regeneron and conveyed the Checkmate Board’s view that the February 1 Proposal did not adequately reflect Checkmate’s value and was insufficient to proceed with further discussions regarding a potential transaction. Dr. Chaudhary also conveyed Checkmate’s willingness to provide answers to highly targeted diligence questions to enable Regeneron to improve its position on value. Following these discussions, Checkmate provided Regeneron with access to selected due diligence materials to facilitate a potential revised proposal.

From February 10 through March 22, 2022, representatives of Regeneron participated in several meetings with senior management of Checkmate as part of its diligence review. Regeneron and its advisors continued to conduct due diligence through the execution of the Merger Agreement.

Between February 8 and 23, 2022, at the direction of the Transaction Committee, Dr. Chaudhary and representatives of Centerview contacted Party A and Party B, to ascertain interest in the potential acquisition of Checkmate.

On February 9, 2022, Checkmate announced the appointment of Alan Bash as Chief Executive Officer and a director, effective March 1, 2022. Checkmate announced that Mr. Furman, the interim Chief Executive Officer, would continue to serve as a non-management, independent director.

On February 11, 2022, Party B informed Dr. Chaudhary and representatives of Centerview without providing a specific reason that it was not interested in engaging with Checkmate with respect to a potential acquisition transaction.

On February 16, 2022, Party A informed Dr. Chaudhary and representatives of Centerview without providing a specific reason that it was not interested in engaging with Checkmate with respect to a potential acquisition transaction.

On February 23, 2022, Dr. Powell had a discussion with Dr. Chaudhary and representatives of Centerview regarding the status of engagement with other pharmaceutical companies regarding interest in a potential acquisition of Checkmate, noting that Party A and Party B had declined interest without engaging in discussions. After discussion, Dr. Powell directed representatives of Centerview to contact Party C, Party D and Party E to ascertain interest in the potential acquisition of Checkmate. Also that day, representatives of Centerview contacted Party C, Party D and Party E. Later that day, each of which on the same day without providing a specific reason, Party D and Party E declined interest in engaging with Checkmate with respect to a potential acquisition transaction.

On February 24, 2022, Dr. Chaudhary had a conversation with representatives of Regeneron regarding the status of their due diligence review.

Also on February 24, 2022, Party C informed representatives of Centerview without providing a specific reason that it was not interested in engaging with Checkmate with respect to a potential acquisition transaction.

On March 10, 2022, a representative of Regeneron informed Dr. Chaudhary that after reviewing the additional diligence information provided, Regeneron remained interested in acquiring Checkmate, but was unwilling to “bid against itself” and requested that Checkmate submit a counteroffer to Regeneron.

On March 13, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. Dr. Chaudhary reported on his recent discussions with representatives of Regeneron, their diligence efforts to date and perceived level of interest. The meeting participants discussed potential responses to Regeneron and related process and timing considerations. Checkmate’s senior management reviewed certain preliminary draft financial projections concerning Checkmate’s product candidate and described various aspects of Checkmate’s research, development and commercialization plans. Mr. Bash and the Transaction Committee provided feedback on the preliminary draft financial projections based on their experience in the life sciences industry, in particular shortening the assumption for years to peak sales. Based on such discussion and input, senior management revised the preliminary draft financial projections for further discussion with the Checkmate Board at a meeting to be held the following day. See the heading titled “—Certain Financial Projections” for further information regarding the “Preliminary Draft Forecasts.” Representatives of Centerview reviewed certain preliminary financial analyses for Checkmate and Regeneron’s February 1 Proposal. After discussion, the Transaction Committee determined to continue these discussions at a Checkmate Board meeting on the following day.

On March 14, 2022, the Checkmate Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, the Transaction Committee reported on its recent meeting. Dr. Chaudhary reported on his recent discussions with representatives of Regeneron, their diligence efforts to date and perceived level of interest. At the meeting, the participants discussed management’s long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan and the discussion at the Transaction Committee meeting held the previous day. See the heading titled “ —Certain Financial Projections” for further information regarding the “Forecasts.” The Checkmate Board also discussed Checkmate’s prospects generally and its programs for vidutolimod. After discussion of these matters, the Checkmate Board approved the Forecasts for use by Centerview in their financial analyses. The representatives of Centerview then reviewed certain preliminary financial analyses related to Checkmate and the February 1 Proposal. The Checkmate Board also considered the risks and challenges facing Checkmate as a result of its declining cash position and other risks, challenges, and strategic opportunities facing Checkmate, taking into consideration the outlook for its clinical trials of vidutolimod, including continued patient enrollment challenges, its near-term cash requirements and declining cash balance, and the low likelihood that third parties would be interested in providing equity financing to Checkmate at attractive valuations that would not be significantly dilutive to existing Checkmate stockholders.

The meeting participants discussed Regeneron’s interest in an acquisition of Checkmate. In addition, the meeting participants discussed that the five other global pharmaceutical companies that the Checkmate Board considered reasonably likely to have potential interest in acquiring Checkmate at the value initially proposed by Regeneron had declined to engage with Checkmate regarding a potential sale transaction, and the Checkmate Board considered again whether to contact additional pharmaceutical companies and concluded not to contact any other parties based on the considerations previously discussed by the Checkmate Board. The Checkmate Board also considered that Regeneron declined to provide a revised proposal and instead insisted that Checkmate provide a counteroffer to Regeneron. The Checkmate Board then discussed process considerations to attempt to maximize the value that Regeneron would offer to pay to Checkmate’s stockholders in the transaction. In discussing the potential response to Regeneron regarding the February 1 Proposal, the Checkmate Board agreed to provide Regeneron with limited additional due diligence information as a basis to increase its offer and obtain assurance regarding expediency to execution of a merger agreement if a transaction were to be agreed to by the parties. At this meeting, Checkmate senior management updated the Checkmate Board on Checkmate’s declining cash position, and indicated management’s belief that under Checkmate’s current operating budget Checkmate’s cash balance would be nearly depleted by the end of 2022 (consistent with Checkmate’s public disclosure that its cash position would fund operations through the end of 2022), and that Checkmate would need to raise significant amounts of additional capital to complete all of its ongoing clinical trials and execute on its business plan. The meeting participants discussed the low likelihood that third parties would be interested in providing equity financing to Checkmate at attractive valuations in the current economic environment that would not be significantly dilutive to existing Checkmate stockholders, particularly in light of the significant time before data from ongoing clinical trials could be reported and the lack of any other potential catalysts that might positively influence Checkmate’s share price. The meeting participants also discussed that if Regeneron did not agree to acquire Checkmate at an attractive valuation on an expedited basis, due to Checkmate’s declining cash position, Checkmate would be in a disadvantageous position given the risks and challenges discussed by the Checkmate Board at this meeting and previous meetings. After discussion, and in consideration of the preliminary financial analyses reviewed by Centerview at this meeting, the Checkmate Board directed Dr. Chaudhary to make a counteroffer to Regeneron of $12.00 per share, subject to a merger agreement being executed by the end of the month, and to emphasize to Regeneron that expediency was important to Checkmate.

On March 15, 2022, Dr. Chaudhary contacted representatives of Regeneron and communicated the Checkmate Board’s counteroffer of $12.00 per share, subject to a merger agreement being executed by the end of the month, and that Checkmate was prepared to provide additional diligence information to Regeneron in order to proceed in this manner. On the same day, Dr. Chaudhary had further discussions with representatives of Regeneron who inquired about the firmness of the month end deadline to execute a merger agreement and whether Checkmate would immediately provide Regeneron access to further diligence information. Dr. Chaudhary conveyed that expediency to an executed merger agreement was a priority for the Checkmate Board because Checkmate was considering competing business priorities. Dr. Chaudhary also conveyed that the Checkmate Board would not permit Regeneron to conduct full diligence until Regeneron provided an improved proposal acceptable to the Checkmate Board (and subject to the execution by Regeneron of an appropriate confidentiality agreement with a standstill provision).

On March 16, 2022, representatives of Regeneron contacted Dr. Chaudhary to verbally convey that Regeneron had revised its non-binding proposal to acquire all of the outstanding shares of Checkmate to be at a price of $8.66 per share in cash (the “March 16 Proposal”). Dr. Chaudhary responded that he would discuss the March 16 Proposal with the Checkmate Board.

Later on March 16, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview were present. Dr. Chaudhary reported to the Transaction Committee his recent conversations with representatives of Regeneron and receipt of the March 16 Proposal. The Transaction Committee then discussed process considerations to attempt to maximize the value that Regeneron would offer to pay to Checkmate’s stockholders in the transaction. After discussion, and in consideration of the preliminary financial analyses reviewed by Centerview at the Checkmate Board meeting held on March 14, 2022, the Transaction Committee directed Dr. Chaudhary to continue to negotiate with representatives of Regeneron and to make a counteroffer to Regeneron of $11.00 per share, subject to a merger agreement being executed by the end of the month.

On March 17, 2022, Dr. Chaudhary informed representatives of Regeneron that the March 16 Proposal price of $8.66 per share was insufficient for Checkmate to consider making full diligence available to Regeneron, and communicated the Checkmate Board’s counteroffer of $11.00 per share, subject to a merger agreement being executed by the end of the month. The representatives of Regeneron responded that they would discuss Checkmate’s counterproposal internally and revert with a response.

On March 18, 2022, representatives of Regeneron contacted Dr. Chaudhary to verbally convey that Regeneron had revised its non-binding proposal to acquire all of the outstanding shares of Checkmate to be at a price of $9.90 per share in cash (the “March 18 Proposal”). Dr. Chaudhary responded that he would discuss the March 18 Proposal with the Checkmate Board.

Also on March 18, 2022, the Transaction Committee held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. Dr. Chaudhary reported to the Transaction Committee his recent conversations with representatives of Regeneron and receipt of the March 18 Proposal. The Transaction Committee then discussed process considerations to attempt to maximize the value that Regeneron would offer to pay to Checkmate’s stockholders in the transaction. After discussion, and in consideration of the preliminary financial analyses reviewed by Centerview at the Checkmate Board meeting held on March 14, 2022, the Transaction Committee directed Dr. Chaudhary to continue to negotiate with representatives of Regeneron and to make a counteroffer to Regeneron of $10.50 per share, subject to Regeneron agreeing to work expeditiously to execute a merger agreement by the end of the month. The Transaction Committee authorized Dr. Chaudhary to seek an immediate response from Regeneron in light of the Checkmate Board’s concerns about overall timing.

Also on March 18, 2022, Dr. Chaudhary informed representatives of Regeneron that the March 18 Proposal price of $9.90 per share was insufficient for Checkmate to consider making full diligence available to Regeneron, and communicated the Checkmate Board’s counteroffer of $10.50 per share, subject to Regeneron agreeing to work expeditiously to execute a merger agreement by the end of the month. Dr. Chaudhary indicated that the Checkmate Board was interested in receiving a response from Regeneron on that day because it was considering other business opportunities (which was a negotiation strategy discussed with the Transaction Committee in light of the Checkmate Board’s concern about overall timing).

Later on March 18, 2022, representatives of Regeneron contacted Dr. Chaudhary to verbally convey that Regeneron had revised its non-binding proposal to acquire all of the outstanding shares of Checkmate to accept the Checkmate Board’s counterproposal of a price of $10.50 per share in cash (the “Improved March 18 Proposal”). Representatives of Regeneron also requested that Checkmate enter into a four-week exclusive negotiation period with Regeneron. Dr. Chaudhary responded that he would discuss the Improved March 18 Proposal and request for exclusivity with the Checkmate Board.

On March 20, 2022, the Checkmate Board held a meeting at which members of senior management and representatives of Centerview and Goodwin were present. At this meeting, senior management provided a business update to the Checkmate Board. Dr. Chaudhary reported to the Checkmate Board on his recent conversations with representatives of Regeneron, the status of the due diligence process and receipt of Regeneron’s revised proposals. Representatives of Centerview then reviewed certain preliminary financial analyses related to the Improved March 18 Proposal. After discussion, the Checkmate Board considered that in its view it had obtained Regeneron’s best and final offer and the Checkmate Board agreed that it was in the best interests of Checkmate and its stockholders to proceed with Regeneron’s Improved March 18 Proposal, and authorized senior management and Centerview to inform Regeneron of the Checkmate Board’s decision to move forward towards a potential transaction. The Checkmate Board also discussed Regeneron’s request for an exclusive negotiating period and the fact that the five other global pharmaceutical companies that the Checkmate Board considered reasonably likely to have a potential interest in acquiring Checkmate at the value initially proposed by Regeneron had declined to engage with Checkmate regarding a potential sale transaction. After discussion, the Checkmate Board determined that it was in the best interests of Checkmate and its stockholders to enter into a limited exclusivity period with Regeneron in order to expeditiously work towards execution of a merger agreement on the terms of the Improved March 18 Proposal. The participants at the meeting also discussed expected process and timing considerations to attempt to execute a merger agreement with Regeneron based on the Improved March 18 Proposal as expeditiously as possible. After discussion, the Checkmate Board authorized senior management and its advisors to continue to negotiate with representatives of Regeneron on the basis of the Improved March 18 proposal and to enter into an initial exclusivity period with Regeneron of up to four weeks.

On March 21, 2022, Dr. Chaudhary informed representatives of Regeneron of the Checkmate Board’s decision to agree to exclusivity. Dr. Chaudhary and representatives of Regeneron discussed Regeneron’s confirmatory due diligence process and timing considerations.

On March 22, 2022, following negotiation between the parties, Checkmate and Regeneron entered into a letter agreement providing for exclusive negotiations between the parties until the first to occur of (1) three weeks (or April 12, 2022), provided that so long as the parties continued to negotiate in good faith, the exclusivity period would be automatically extended for two successive seven-day periods, (2) the time at which Regeneron informs Checkmate in writing that it will not proceed with a transaction unless Checkmate agrees to reduce the consideration below $10.50 per share, and (3) the execution of a definitive merger agreement between the parties with respect to a transaction.

Also on March 22, 2022, following negotiation between the parties, Checkmate and Regeneron entered into a confidentiality agreement, which included customary non-disclosure provisions and a standstill provision that prohibited Regeneron, for nine months from the date of the agreement, from offering to acquire or acquiring Checkmate, and from taking certain other actions, including soliciting proxies, without the prior written consent of Checkmate. The confidentiality agreement provided for the termination of the standstill provision on customary terms, and also allowed Regeneron to make confidential acquisition proposals to the Checkmate Board at any time.

In connection with entry into the confidentiality agreement with Regeneron on March 22, 2022, Checkmate granted Regeneron and its advisors expanded access to a virtual data room to enable Regeneron to perform its confirmatory due diligence review of Checkmate. In addition to its review of the data room, from March 22, 2022 through the execution of the Merger Agreement, representatives of Regeneron and its advisors participated in numerous calls and meetings with senior management of Checkmate and its advisors as part of its due diligence review.

Thereafter, Mr. Bash discussed with Dr. Powell and Dr. Isacoff (Chair of the Compensation Committee of the Checkmate Board) proposals for retention, recognition and severance programs for Checkmate employees in the event that a transaction with Regeneron were to proceed. These proposals included a recognition and retention pool of $1.0 million for Checkmate executives other than the Chief Executive Officer, severance of three months of base salary and benefits continuation for Checkmate employees, prorated treatment of 2022 annual bonuses for Checkmate employees, as well as a modification to the definition of “good reason,” under certain existing executive employment agreements. Dr. Powell authorized Checkmate senior management and its advisors to discuss these matters with Regeneron only after negotiation of all material terms of the transaction were complete.

On March 31, 2022, representatives of Wachtell provided to Checkmate and representatives of Goodwin an initial draft of the merger agreement for the proposed transaction, which provided for the transaction to be structured as a cash tender offer followed immediately by a back-end merger, and included, among other things, (1) a definition of “Material Adverse Effect”, which generally defines the standard for closing risk, without certain exceptions for regulatory, clinical or similar events or developments, (2) the cash-out of outstanding Checkmate equity awards in connection with the Transactions, (3) limitations on the efforts standards of Regeneron to obtain required antitrust approvals, (4) the right of Regeneron to determine, in certain circumstances, to terminate or withdraw the Offer and proceed with the transaction through a merger, without a tender offer, by having Checkmate call a meeting of its stockholders to approve the merger agreement, (5) the right of Checkmate to accept a superior offer after providing Regeneron with a right to match such proposal, with a “superior offer” defined as a bona fide proposal to acquire 80% of the stock or assets of Checkmate that is deemed to be more favorable to Checkmate’s stockholders from a financial point of view than the Offer and the Merger, (6) a termination fee equal to 4.0% of the equity value of the transaction payable by Checkmate in certain circumstances, and (7) the request for certain of Checkmate’s stockholders to execute a tender and support agreement in favor of Regeneron.

On April 5, 2022, representatives of Goodwin provided a revised draft of the merger agreement to Wachtell.

On April 6, 2022, Checkmate, through representatives of Goodwin, made its first communication to Regeneron, through representatives of Wachtell, regarding the proposals for retention, recognition and severance programs for Checkmate executives and employees, as authorized by Dr. Powell and discussed above.

On April 9, 2022, Wachtell provided an initial draft of the tender and support agreement to Checkmate and Goodwin to be executed by certain of Checkmate’s stockholders, under which they would agree, among other things, to tender the shares of Checkmate common stock beneficially owned by them to Regeneron in the Offer and (if applicable) vote all of their shares of common stock in favor of the merger.

From April 10 through 18, 2022, representatives of Goodwin, with input from the Checkmate Board (including through the Transaction Committee) and senior management, and Regeneron’s representatives and representatives of Wachtell exchanged drafts and participated in discussions regarding the terms of the Merger Agreement and related documents. The items negotiated with respect to the Merger Agreement and related documents included, among other things, (1) the representations and warranties to be made by the parties, (2) the provisions relating to regulatory approval matters, (3) the restrictions on the conduct of Checkmate’s businesses until completion of the transaction, (4) exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (5) the ability of Checkmate under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (6) the conditions to completion of the Offer and the Merger, (7) the circumstances under which Regeneron may determine to terminate or withdraw the Offer and proceed with the transaction through a merger, without a tender offer, by having Checkmate call a meeting of its stockholders to approve the merger agreement, (8) the requirements for Regeneron to extend the Offer beyond the expiration date if certain conditions to the Offer are not satisfied as of such date, (9) the provisions regarding Checkmate’s employee benefit plans and equity awards, and retention and severance programs for Checkmate employees, (10) the remedies available to each party under the merger agreement, including the triggers for the termination fee payable to Regeneron, (11) the amount of such termination fee (which the parties ultimately agreed in the Merger Agreement to be 3.5% of the equity value of the transaction), and (12) the terms of the tender and support agreement proposed to be executed by certain stockholders of Checkmate concurrently with the execution of the merger agreement.

On April 18, 2022, Regeneron communicated to Checkmate that Regeneron had completed its due diligence review and also its agreement regarding a recognition and retention pool of $1.0 million for Checkmate executives in connection with the proposed transaction.

On the evening of April 18, 2022, the Checkmate Board held a meeting, at which members of Checkmate’s senior management and representatives of Centerview and Goodwin were present, to consider approval of the proposed transaction with Regeneron. Representatives of Goodwin reviewed the fiduciary duties of the Checkmate Board in this context and the terms of the final proposed merger agreement with Regeneron. Representatives of Goodwin also discussed the employee retention, bonus and severance programs, as well as the modification to “good reason” determination under certain existing executive employment agreements permitted by the Merger Agreement, including the arrangements for named executive officers described in the section under the caption “—Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates.” The meeting participants discussed that these matters were discussed and agreed upon with Regeneron only after negotiation of all material terms of the transaction were completed. After discussion, the members of the Compensation Committee of the Checkmate Board approved these matters. Also at the meeting, representatives of Centerview reviewed with the Checkmate Board Centerview’s financial analysis of the Offer Price and Merger Consideration, and rendered to the Checkmate Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 18, 2022 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Checkmate’s Financial Advisor.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation”), the Checkmate Board unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement were fair to and in the best interests of Checkmate and its stockholders, (2) declaring it advisable that Checkmate enter into the Merger Agreement, (3) authorizing and approving the execution, delivery and performance by Checkmate of the Merger Agreement and the consummation by Checkmate of the Offer and the Merger, (4) resolving that (a) if the Offer Acceptance Time (as defined in the Merger Agreement) occurs, the Merger shall be effected under Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer, and (b) if an Offer Termination occurs (as defined in the Merger Agreement), the Merger will be governed by Section 251(c) of the DGCL, in each case, upon the terms and subject to the conditions set forth in the Merger Agreement and (5) resolving to recommend that Checkmate’s stockholders (a) accept the Offer and tender their shares of common stock to Purchaser pursuant to the Offer and (b) adopt the

Merger Agreement at any meeting of Checkmate’s stockholders held for such purpose and any adjournment or postponement thereof.

During the night of April 18, 2022, Checkmate, Regeneron and Purchaser executed the Merger Agreement, and all signatories to the Tender and Support Agreement executed the Tender and Support Agreement.

Before the opening of trading of the stock markets on April 19, 2022, Checkmate and Regeneron issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding shares of Checkmate common stock at the Offer Price, representing a premium of 336% over the closing price of $2.41 on April 18, 2022.

On May 2, 2022, Purchaser commenced the Offer and Checkmate filed this Schedule 14D-9.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Checkmate Board consulted with Checkmate’s senior management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of Checkmate and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Checkmate Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Checkmate Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Checkmate Board recommends that Checkmate’s stockholders tender their Shares in response to the Offer:

Offer Price. The Checkmate Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares;

•	the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $10.50 per share represents:

•	a 336% premium to the closing price of $2.41 on April 18, 2022, the last trading day before public announcement of the Merger Agreement;

•	a 37% premium to the 52-week high closing price of $7.66 as of May 3, 2021;

•	a 243% premium to the trailing volume-weighted average price of $3.06 for the 30-day period ended on April 18, 2022; and

•	a 266% premium to the trailing volume-weighted average price of $2.87 for the 60-day period ended on April 18, 2022; and

•

the Checkmate Board considered that in its view it had obtained Regeneron’s best and final offer, and that, as of the date of the Merger Agreement, the Merger Consideration represented the highest per-Share consideration reasonably obtainable.

Checkmate’s Operating and Financial Condition and Prospects. The Checkmate Board considered Checkmate’s operating and financial performance and its prospects, including certain prospective forecasts for Checkmate prepared by Checkmate’s senior management, which reflect an application of various assumptions of senior management. The Checkmate Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “—Certain Prospective Financial Projections,” and that, as a result, Checkmate’s actual financial results in future periods could differ materially from senior management’s forecasts. The Checkmate Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of Checkmate executing on its long-range plan if it remained independent. These risks and uncertainties included risks relating the macro-economic, industry and market conditions negatively impacting valuations of and the outlook for clinical-stage biotechnology companies such as Checkmate with lead programs in clinical trials, the substantial overhead burden of Checkmate at its current size, the need for meaningful capital investment to advance its product candidate, fund its research and development efforts, expand its organization and operate as a public company, the continuing challenges of slow patient enrollment in its clinical trials, the significant time before data from ongoing clinical trials could be reported and regulatory advancements could be made, the dependence on a single product candidate, the difficult financing environment and limited financing alternatives for companies such as Checkmate, the significant and negative impact on Checkmate’s stock price attributable to the clinical failure of a competing/similar product candidate in the first quarter of 2021, and the investment of time and capital needed to achieve a successful outcome for Checkmate’s product candidate. The Checkmate Board also considered the risks and challenges facing Checkmate as a result of its declining cash position and discussed the risks, challenges, and strategic opportunities facing Checkmate, taking into consideration the outlook for its clinical trials of vidutolimod, its near-term cash requirements, and the low likelihood that third parties would be interested in providing equity financing to Checkmate at attractive valuations that would not be significantly dilutive to existing Checkmate stockholders. The Checkmate Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Merger Consideration in the foreseeable future and the substantial risk and uncertainty associated with Checkmate and its business as a clinical-stage pharmaceutical company (including the risk factors set forth in Checkmate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021).

Potential Strategic Alternatives. The Checkmate Board reviewed the possible alternatives to the Offer and the Merger, including the execution of management’s stand-alone plan. The Checkmate Board considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology companies generally. The Checkmate Board also considered the fact that Checkmate’s product candidate has not yet been approved for marketing by the FDA or any similar non-U.S. regulatory body, as well as the status and prospects for Checkmate’s current product candidate and development programs.

Product Commercialization and Development Risks; Existing Resources. The Checkmate Board considered the status and prospects for Checkmate’s current pipeline, including the fact that Checkmate is heavily dependent on the success of vidutolimod, its only product candidate, for which there is no near-term potential regulatory approval. The Checkmate Board considered the risk that vidutolimod will not be approved or, if approved, successfully commercialized for any indications. The Checkmate Board considered the fact that Checkmate will require significant additional capital in order to complete the remaining clinical development for its product candidate and potentially commercialize this product candidate, as well as fund its other ongoing operations. The Checkmate Board also considered that, while Checkmate may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could have a highly dilutive effect on Checkmate’s existing stockholders, might only be available on unfavorable terms, or might not be available at all. The Checkmate Board also considered that, based on Checkmate’s business plan and its cash position, Checkmate had concluded that there was substantial doubt regarding its ability to continue as a going concern following the issuance of its financial statements for the year ended December 31, 2021, and that Checkmate would need to raise significant amounts of additional capital to complete all of its ongoing clinical trials and execute on its business plan.

Negotiation Process. The Checkmate Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by Checkmate with the knowledge and at the direction of the Checkmate Board and with the assistance of its financial and legal advisors. The Checkmate Board also considered the enhancements that Checkmate and its advisors were able to obtain as a result of robust arm’s-length negotiations with Regeneron, including the increase in the valuation offered by Regeneron from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Checkmate Board considered the process conducted by Checkmate, with the assistance of representatives of Centerview, to identify potential buyers taking into account the expected interest of parties in oncology product candidates generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process, the outcome of those discussions, and the fact that none of these parties, other than Regeneron, had expressed interest in a strategic transaction such as the Offer and the Merger. In addition, the Checkmate Board noted that the five other global pharmaceutical companies that the Checkmate Board considered reasonably likely to have potential interest in acquiring Checkmate at the value initially proposed by Regeneron had declined to engage with Checkmate regarding a potential sale transaction at the time that Checkmate was negotiating the proposed Transactions.

Opinion of Financial Advisor. The Checkmate Board considered the oral opinion of Centerview rendered to the Checkmate Board on April 18, 2022, which was subsequently confirmed by delivery of a written opinion dated April 18, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see below under the caption “—Opinion of Checkmate’s Financial Advisor.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Checkmate Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of Checkmate under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Checkmate Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a Superior Offer, (4) Checkmate’s right to terminate the Merger Agreement under certain circumstances in order to accept a Superior Offer and enter into an agreement with respect to such Superior Offer, (5) the respective termination rights of Checkmate and Regeneron, and (6) the $8,750,00 termination fee payable by Checkmate under certain circumstances, which the Checkmate Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Checkmate Board entered into an agreement for a Superior Offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Checkmate Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Regeneron to obtain the required regulatory approvals in the Merger Agreement. The Checkmate Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Checkmate Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Checkmate Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which Checkmate’s business would be subject to the potential uncertainty of closing and related disruption. The Checkmate Board also considered the ability of Regeneron, under certain circumstances, elect to pursue completion of the transactions through a long-form merger subject to a stockholder vote rather than through a tender offer followed by a back-end, short-form merger.

Extension of Offer Period. The Checkmate Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

End Date. The Checkmate Board considered the termination date under the Merger Agreement on which either Regeneron or Checkmate, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Checkmate would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The Checkmate Board also considered that the termination date automatically extends by up to six months in certain circumstances involving the non-satisfaction of conditions relating to antitrust laws.

Appraisal Rights. The Checkmate Board considered the availability of statutory appraisal rights to Checkmate’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Regeneron. The Checkmate Board considered the business reputation and capabilities of Regeneron and its management and the substantial financial resources of Regeneron and, by extension, Purchaser, which the Checkmate Board believed supported the conclusion that a transaction with Regeneron and Purchaser could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Checkmate Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in Checkmate, while avoiding Checkmate’s regulatory, commercialization and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.

In the course of its deliberations, the Checkmate Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that Checkmate’s stockholders will not be entitled to participate in any potential future benefit from Checkmate’s execution of management’s stand-alone strategic business plan;

•

the effect of the public announcement of the Merger Agreement, including effects on Checkmate’s pre-commercialization activities, Checkmate’s relationship with its partners and other business relationships, and Checkmate’s ability to attract and retain key management and personnel;

•

the fact that the Merger Agreement precludes Checkmate from actively soliciting alternative takeover proposals and requires payment by Checkmate of a $8,750,000 termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by Checkmate to accept a Superior Offer;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, Checkmate’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, Checkmate will have incurred significant transaction costs, and Checkmate’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of Checkmate’s business prior to completion of the Offer which could delay or prevent Checkmate from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the fact that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Checkmate’s management will be required, potentially resulting in disruptions to the operation of Checkmate’s business;

•

the interests that certain directors and executive officers of Checkmate may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of Checkmate or the interests of Checkmate’s other stockholders generally, as described in Item 3 under the heading titled “—Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Checkmate Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Checkmate Board. In view of the wide variety of reasons and factors considered, the Checkmate Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Checkmate Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Checkmate Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Checkmate Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Checkmate Board believed were appropriate to consider, the Checkmate Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that Checkmate’s stockholders tender their Shares to Purchaser pursuant to the Offer.

Intent to Tender

To Checkmate’s knowledge, after making reasonable inquiry, all of Checkmate’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Financial Projections

Checkmate does not yet have any marketed products and does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, as described in “— Background of the Offer and the Merger,” in connection with its strategic planning process and at the direction of the Checkmate Board in connection with its evaluation of the proposed transaction with Regeneron, Checkmate’s senior management prepared long-range projections of revenue and costs for fiscal years 2022 through 2040 based on its view of the prospects for Checkmate on a stand-alone basis with respect to Checkmate’s programs for vidutolimod (the “Forecasts”). These Forecasts reflect a risk-adjusted outlook and were based on certain internal assumptions about the probability of technical success and regulatory approval, epidemiology, timing of commercial launch, sales ramp, market size, market share, pricing, reimbursement, duration of therapy, competition, partnering arrangements, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, ability to raise future capital, including the impact of future capital raises on current stockholders, and other relevant factors relating to Checkmate and its product candidate. The Forecasts were developed solely using the information available to Checkmate management at the time the Forecasts were created.

The Forecasts were provided to and considered by the Transaction Committee and the Checkmate Board in connection with their respective evaluations of the Transactions in comparison to Checkmate’s other strategic alternatives. The Forecasts also were provided to Centerview, and the Checkmate Board directed Centerview to use the Forecasts in its financial analysis and opinion (as summarized above under “—Opinion of Checkmate’s Financial Advisor”), and the Forecasts were the only financial projections with respect to Checkmate used and relied upon by Centerview in rendering its opinion. The Forecasts were not provided to Regeneron.

The summaries of the Forecasts and the Preliminary Draft Forecasts (as defined below) are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The summaries of the Forecasts are being included in this Schedule 14D-9 because the Forecasts were provided to the Checkmate Board and to Centerview to evaluate strategic transactions considered by the Checkmate Board, including the transactions contemplated by the Merger Agreement. The Forecasts and the Preliminary Draft Forecasts may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Each of the Forecasts and the Preliminary Draft Forecasts, although presented with numerical specificity, are necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, including as a result of Checkmate not currently having any marketed products, and many of which are beyond Checkmate’s control. Because the Forecasts and the Preliminary Draft Forecasts cover multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on Checkmate’s business and its results of operations. Each of the Forecasts and the Preliminary Draft Forecasts was prepared by Checkmate’s management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Checkmate’s control. As a result, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts accurately reflect future trends or accurately estimate the future market for Checkmate’s product candidate. Each of the Forecasts and the Preliminary Draft Forecasts was developed solely using the information available to Checkmate’s management at the time they were created and reflects assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results or that may result in any of the Forecasts or the Preliminary Draft Forecasts not being achieved include, but are not limited to: (1) the success of clinical trials (including the funding therefor, anticipated patient enrollment, clinical outcomes, timing or associated costs); (2) regulatory approvals and related timelines; (3) the market acceptance of Checkmate’s potential products; (4) Checkmate’s development of potential products and product candidates for different indications; (5) the availability of third-party reimbursement; (6) the impact of competitive products and pricing; (7) the effect of regulatory actions; (8) the availability of partnering arrangements on favorable terms or at all; (9) the effect of global economic conditions; (10) conditions in the financing markets and access to sufficient capital; (11) changes in applicable laws, rules and regulations; (12) accuracy of certain accounting assumptions; (13) changes in actual or projected cash flows; and (14) other risk factors described in Checkmate’s annual report on Form 10-K for the fiscal year ended December 31, 2021, as amended, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K, as well as the section titled “Cautionary Note Regarding Forward-Looking Statements” in this Schedule 14D-9. In addition, the Forecasts and the Preliminary Draft Forecasts may be affected by Checkmate’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates by a clinical-stage company is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of Checkmate’s product candidate, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that Checkmate will obtain the regulatory approvals necessary for the commercialization of its product candidate, or that Checkmate’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Checkmate may market or commercialize. Since the Forecasts and the Preliminary

Draft Forecasts cover a long period of time, the Forecasts and the Preliminary Draft Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on Checkmate’s product candidate. The Forecasts and the Preliminary Draft Forecasts were not prepared with a view toward complying with U.S. generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Checkmate’s independent registered public accounting firm nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to any of the Forecasts or the Preliminary Draft Forecasts or expressed any opinion or any form of assurance related thereto.

Each of the Forecasts and the Preliminary Draft Forecasts was not prepared with a view toward public disclosure. The inclusion of the Forecasts and the Preliminary Draft Forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Checkmate, Regeneron, Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives considered or consider any of the Forecasts or the Preliminary Draft Forecasts necessarily predictive of actual future events, and none of the Forecasts or the Preliminary Draft Forecasts should be relied upon as such or construed as financial guidance. None of Checkmate, Regeneron, Purchaser or any of their respective affiliates assumes any responsibility for the accuracy of this information. None of Checkmate, Regeneron, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from any of the Forecasts or the Preliminary Draft Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile any of the Forecasts or the Preliminary Draft Forecasts to reflect circumstances existing after the date any of the Forecasts or the Preliminary Draft Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts and the Preliminary Draft Forecasts are shown to be in error. None of Checkmate, Regeneron, Purchaser or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any Checkmate or Regeneron stockholders regarding the ultimate performance of Checkmate compared to the information contained in any of the Forecasts or the Preliminary Draft Forecasts, the likelihood that the Forecasts and the Preliminary Draft Forecasts will be achieved consistent with any of the Forecasts or the Preliminary Draft Forecasts or at all, the results of Checkmate’s clinical trials, the potential timing and approval of commercial launch of any of Checkmate’s future products, the effectiveness or marketability of Checkmate’s product candidate, or the overall future performance of Checkmate. The Forecasts and the Preliminary Draft Forecasts are subjective in many respects and, thus, are subject to interpretation. Accordingly, there can be no assurance that any of the Forecasts or the Preliminary Draft Forecasts will be realized, and actual results may vary materially from those shown. None of Checkmate, Regeneron or Purchaser or any of their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from any of the Forecasts or the Preliminary Draft Forecasts.

The Forecasts and the Preliminary Draft Forecasts were prepared assuming Checkmate’s continued operation as a stand-alone, publicly traded company, and therefore do not give effect to the Offer or the Merger or any changes to Checkmate’s operations or strategy that may be implemented following the consummation of the Offer and the Merger or to any costs incurred in connection with the Offer or the Merger, including the potential synergies that may be achieved by the combined company as a result of the Merger or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. Checkmate senior management believed the assumptions used in the preparation of these Forecasts and the Preliminary Draft Forecasts to be reasonable at the time they were made, including, but not limited to, assumptions relating to the probability of achieving certain U.S. sales for vidutolimod, the success of Checkmate’s clinical pipeline, market size, market share, the effect of regulatory actions, the decisions of third-party partners, the ability to out-license products, the likelihood of receiving royalties from out-licensed assets, success of clinical testing, the effect of global economic conditions, availability of third-party reimbursement, increases in regulatory oversight, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Checkmate’s long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in each of the Forecasts and the Preliminary Draft Forecasts.

Certain of the measures included in the Forecasts and the Preliminary Draft Forecasts, including unlevered free cash flow in the Forecasts, are financial measures that are not calculated in accordance with GAAP. Such non-GAAP financial measures should not be viewed as a substitute for GAAP financial measures, and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures, because they exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, non-GAAP financial measures should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP. Unlevered free cash flow should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. The summary of the information below is included solely to give Checkmate’s stockholders access to the information that was made available to the Checkmate Board and Centerview, and is not included in this Schedule 14D-9 in order to influence any Checkmate stockholder to make any investment decision with respect to the Merger.

Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by Centerview for purposes of its financial analysis as described above in the section titled “—Opinion of Checkmate’s Financial Advisor” or by the Checkmate Board in connection with its consideration of the Merger. Accordingly, we have not provided a reconciliation of any financial measures included in any of the Forecasts or the Preliminary Draft Forecasts.

Checkmate undertakes no obligation to update or otherwise revise or reconcile any of the Forecasts or the Preliminary Draft Forecasts to reflect circumstances existing after the date such Forecasts or the Preliminary Draft Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying such Forecasts or the Preliminary Draft Forecasts are shown to be in error. None of Checkmate, or, to the knowledge of Checkmate, Regeneron or Purchaser, intends to make publicly available any update or other revisions to any of the Forecasts or the Preliminary Draft Forecasts, except as otherwise required by law.

The Forecasts for the applicable fiscal years are summarized below (in millions):

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Revenue	—	—	$30	$29	$77	$128	$155	$199	$264	$299
Total Gross Profit	—	—	$25	$14	$61	$111	$140	$180	$239	$270
Total Sales & Marketing Expense	—	—	($9)	($18)	($28)	($30)	($32)	($36)	($37)	($38)
Total G&A Expense	($13)	($12)	($14)	($15)	($17)	($18)	($19)	($20)	($21)	($22)
Total R&D Expense	($55)	($52)	($36)	($41)	($34)	($35)	($21)	($16)	($17)	($17)
Operating Income	($68)	($65)	($35)	($61)	($17)	$29	$69	$109	$165	$195
Net Income	($68)	($65)	($35)	($61)	($17)	$29	$68	$108	$159	$173

		2032	2033	2034	2035	2036	2037	2038	2039	2040
Total Revenue		$308	$316	$324	$333	$330	$169	$86	$44	$23
Total Gross Profit		$279	$286	$293	$301	$297	$152	$78	$40	$20
Total Sales & Marketing Expense		($37)	($39)	($39)	($40)	($41)	($21)	($11)	($5)	($3)
Total G&A Expense		($22)	($23)	($25)	($26)	($27)	($13)	($7)	($3)	($2)
Total R&D Expense		($18)	($18)	($19)	($20)	($21)	($10)	($5)	($3)	($1)
Operating Income		$201	$205	$210	$215	$208	$107	$55	$28	$15
Net Income		$151	$154	$158	$161	$156	$80	$41	$21	$11

In addition, at the direction of Checkmate management, Centerview utilized unlevered free cash flows for the years 2020-2040 in certain of its financial analyses, which were calculated solely based on the Forecasts and other projected financial information provided by Checkmate management and approved for Centerview’s use by the Checkmate Board. The following is a summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the Forecasts or other projected financial information provided by Checkmate management. The calculation of unlevered free cash flows does not take into account the effect of any net operating losses, which were calculated together with research and development tax credits separately.

($ in millions)
	2022		2023	2024	2025	2026	2027	2028	2029	2030	2031
Operating Income	($68)		($65)	($35)	($61)	($17)	$29	$69	$109	$165	$195
Less: Tax Expense if Profitable(1)	—		—	—	—	—	(7)	(17)	(27)	(41)	(49)
Plus: D&A	0		0	0	0	0	1	1	1	1	1
Less: CapEx	(0)		(0)	(0)	(0)	(0)	(1)	(1)	(1)	(1)	(1)
Less: Change in Net Working Capital	1		4	2	(3)	(5)	(5)	(2)	(4)	(6)	(3)
Unlevered Free Cash Flow	($56	)(2)	($60)	($32)	($63)	($22)	$17	$49	$78	$117	$143
Impact from NOLs & R&D Credits	—		—	—	—	—	7	16	26	36	27

			2032	2033	2034	2035	2036	2037	2038	2039	2040
Operating Income			$201	$205	$210	$215	$208	$107	$55	$28	$15
Less: Tax Expense if Profitable(1)			(50)	(51)	(53)	(54)	(52)	(27)	(14)	(7)	(4)
Plus: D&A			1	1	2	2	2	1	0	0	0
Less: CapEx			(1)	(1)	(2)	(2)	(2)	(1)	(0)	(0)	(0)
Less: Change in Net Working Capital			(1)	(1)	(1)	(1)	(1)	16	8	4	2
Unlevered Free Cash Flow			$150	$153	$157	$160	$155	$96	$49	$25	$13
Impact from NOLs & R&D Credits			—	—	—	—	—	—	—	—	—

(1)	Tax rate of 25%.
(2)

Represents unlevered free cash flow from the second quarter of 2022 through the fourth quarter of 2022, calculated as cash flow for the full year of 2022 less cash burn in the first quarter of 2022, as implied by the difference between the cash balance at the end of the first quarter of 2022 and the end of the year 2021.

Prior to the preparation of the Forecasts, Checkmate’s senior management prepared a draft of preliminary long-range projections of revenue and costs for fiscal years 2022 through 2040 based on its view of the prospects for Checkmate on a stand-alone basis with respect to Checkmate’s programs for vidutolimod (the “Preliminary Draft Forecasts”), that were provided to Centerview to permit them to conduct preliminary financial analyses of Checkmate. On March 13, 2022, at a meeting of the Transaction Committee, the Preliminary Draft Forecasts were provided to the Transaction Committee for preliminary discussions. During such meeting, Mr. Bash and the members of the Transaction Committee provided input on the Preliminary Draft Forecasts based on their experience in the life sciences industry, in particular shortening the assumption for years to peak sales. Based on such discussion and input, management revised the Preliminary Draft Forecasts, which revisions resulted in the Forecasts described above. The Preliminary Draft Forecasts were not used by Centerview for purposes of its analysis and opinion, nor were they used by the Transaction Committee or the Checkmate Board in evaluating the proposed transaction, nor were they provided to Regeneron. The Preliminary Draft Forecasts for the applicable fiscal years are summarized below (in millions):

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Total Revenue	—	—	$30	$29	$50	$71	$113	$157	$207	$239
Total Gross Profit	—	—	$25	$14	$37	$60	$102	$187	$216	$245
Total Sales & Marketing Expense	—	—	($9)	($18)	($28)	($30)	($32)	($35)	($36)	($37)
Total G&A Expense	($13)	($12)	($14)	($15)	($17)	($18)	($19)	($20)	($21)	($22)
Total R&D Expense	($55)	($52)	($36)	($41)	($34)	($35)	($21)	($16)	($17)	($17)
Operating Income	($68)	($65)	($35)	($61)	($42)	($23)	$31	$72	$113	$140
Net Income	($68)	($65)	($35)	($61)	($42)	($23)	$31	$72	$112	$135

		2032	2033	2034	2035	2036	2037	2038	2039	2040
Total Revenue		$270	$304	$324	$333	$330	$169	$86	$44	$23
Total Gross Profit		$245	$275	$293	$301	$297	$152	$78	$40	$20
Total Sales & Marketing Expense		($38)	($39)	($39)	($40)	($41)	($21)	($11)	($5)	($3)
Total G&A Expense		($22)	($23)	($25)	($26)	($27)	($13)	($7)	($3)	($2)
Total R&D Expense		($18)	($18)	($19)	($20)	($21)	($10)	($5)	($3)	($1)
Operating Income		$167	$194	$209	$215	$208	$107	$55	$28	$15
Net Income		$159	$150	$157	$161	$156	$80	$41	$21	$11

In light of the foregoing factors and the uncertainties inherent in each the Forecasts and the Preliminary Draft Forecasts, stockholders are cautioned not to place undue, if any, reliance on the Forecasts and the Preliminary Draft Forecasts.

Opinion of Checkmate’s Financial Advisor

Checkmate retained Centerview as financial advisor to Checkmate in connection with the Transactions. In connection with this engagement, the Checkmate Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of the Shares (other than Excluded Shares, Converted Shares and Dissenting Shares), of the Offer Price and Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On April 18, 2022, Centerview rendered to the Checkmate Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 18, 2022 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its opinion, the Offer Price and Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated April 18, 2022, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Checkmate Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares (each as defined in the Merger Agreement)) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Checkmate as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated April 18, 2022, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Checkmate for the years ended December 31, 2020 and December 31, 2021;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Checkmate;

•	certain publicly available research analyst reports for Checkmate;

•	certain other communications from Checkmate to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Checkmate, including certain financial forecasts, analyses and projections relating to Checkmate prepared by management of Checkmate and furnished to Centerview by Checkmate for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,”(see “—Certain Financial Projections”) and which are collectively referred to in this summary of Centerview’s opinion as the “internal data.”

Centerview also participated in discussions with members of the senior management and representatives of Checkmate regarding their assessment of the internal data. In addition, Centerview compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Checkmate Board’s consent, relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Checkmate Board’s direction, that the internal data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Checkmate as to the matters covered thereby and Centerview relied, at the Checkmate Board’s direction, on the internal data for purposes of its analysis and opinion. Centerview expressed no view or opinion as to the internal data or the assumptions on which it is based. In addition, at the Checkmate Board’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Checkmate, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Checkmate. Centerview assumed, at the Checkmate Board’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Checkmate Board’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Checkmate, or the ability of Checkmate to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview expressed no view as to, and Centerview’s opinion did not address, Checkmate’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Checkmate or in which Checkmate might engage. Centerview’s opinion was limited to and addresses only the fairness, from a financial point of view, as of the date Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares, Converted Shares and Dissenting Shares (each as defined in the Merger Agreement)) of the Offer Price and Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, nor do Centerview express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Checkmate or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Checkmate or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Checkmate as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder or other person should vote with respect to the Transactions or otherwise act with respect to any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Checkmate Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Checkmate Board in connection with Centerview’s opinion, dated April 18, 2022. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Checkmate. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Checkmate or any other parties to the Transactions. None of Checkmate, Regeneron, Purchaser or Centerview

or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Checkmate do not purport to be appraisals or reflect the prices at which Checkmate may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 18, 2022 and is not necessarily indicative of current market conditions.

Selected Public Company Analysis.

Centerview reviewed certain financial information of Checkmate and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Checkmate, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded pre-commercialization biopharmaceutical oncology companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Checkmate.

However, because each of the selected companies has operational, business and financial characteristics that differ significantly from those of Checkmate, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Checkmate and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of April 18, 2022, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities)) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:

Selected Company	Enterprise Value ($ in millions)
ALX Oncology Holdings Inc.	242
Idera Pharmaceuticals, Inc.	(8)
IMV Inc.	89
IO Biotech, Inc.	(2)
Iovance Biotherapeutics, Inc.	2,057
iTeos Therapeutics, Inc.	362
OncoSec Medical Incorporated	16
Replimune Group, Inc.	429
Vaccinex, Inc.	44
Median	89

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $20 million to $90 million. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Checkmate and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between Checkmate and such comparable companies. Applying this range of Enterprise Values and adding to it Checkmate’s estimated net cash of $60 million as of March 31, 2022, as set forth in the internal data, and dividing by the number of fully-diluted outstanding Shares as of April 18, 2022 of approximately 23.8 million as set forth in the internal data, resulted in an implied per share equity value range for the Shares of approximately $3.55 to $6.45, rounded to the nearest $0.05. Centerview then compared this range to the $10.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected transactions involving pre-commercialization biopharmaceutical oncology companies with lead programs in phase 1 or phase 2 clinical trials (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Checkmate and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, these transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of Checkmate.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of Checkmate and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of April 18, 2022, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transactions Value.”

The selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Transactions Value ($ in millions)
Nov-20	Kiadis Pharma N.V.	Sanofi	340
Feb-19	Immune Design Corp.	Merck & Co., Inc.	194
May-18	AurKa Pharma Inc.	Eli Lilly and Company	110
Feb-18	Viralytics Limited	Merck & Co., Inc.	377
Sep-17	Rigontec GmbH	Merck & Co., Inc.	137
Dec-16	Tolero Pharmaceuticals, Inc.	Sumitomo Dainippon Pharma Co., Ltd.	200
Jul-16	Cormorant Pharmaceuticals AB	Bristol-Myers Squibb Company	95
Jan-16	Tensha Therapeutics, Inc.	Roche Holding AG	115
Oct-15	Admune Therapeutics LLC	Novartis AG	140
Jul-15	cCAM Biotherapeutics Ltd.	Merck & Co., Inc.	95
Median:			139

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transactions Values of $110 million to $200 million. In selecting this range of Transactions Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Checkmate and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transactions Values and adding to it Checkmate’s estimated net cash of $60 million as of March 31, 2022, as set forth in the internal data, and dividing by the number of fully-diluted outstanding Shares as of April 18, 2022 of approximately 23.8 million as set forth in the internal data, resulted in an implied per share equity value range for Shares of approximately $7.25 to $10.90, rounded to the nearest $0.05. Centerview then compared this range to the $10.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Checkmate based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2022, using discount rates ranging from 14.0% to 16.0% (reflecting Centerview’s analysis of Checkmate’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Checkmate over the period beginning on April 1, 2022 and ending on December 31, 2040, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of Checkmate, calculated by Centerview by assuming that unlevered free cash flows would decline after December 31, 2040 at a rate of 50.0% year-over-year in perpetuity, (iii) tax savings from usage of (1) Checkmate’s federal net operating losses and future losses and (2) federal research and development tax credits, each as set forth in the internal data, and (b) adding to the foregoing results Checkmate’s net cash of $60 million as of March 31, 2022 and the present value of the estimated costs associated with future equity raises, each as set forth in the internal data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares of approximately 23.8 million (determined using the treasury stock method and taking into account outstanding in-the-money options) as of March 31, 2022 based on the internal data resulting in a range of implied equity values per Share of approximately $4.65 to $6.75 per Share, rounded to the nearest $0.05. Centerview compared this range to the $10.50 per Share in cash to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Checkmate Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended April 18, 2022, which reflected low and high stock closing prices for Checkmate during such period of $2.00 to $7.65 per Share, rounded to the nearest $0.05.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of April 18, 2022 which indicated low and high stock price targets for Checkmate ranging from $6.00 to $9.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in selected transactions involving public biopharmaceutical companies announced between January 2018 and February 2022 with offer values between $100 million and $1 billion that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Checkmate and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. The premiums in this analysis were calculated by comparing the transaction price per share (excluding any contingent consideration) to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 65% to 95% to Checkmate’s closing stock price on April 18, 2022 of $2.41, which resulted in an implied price range of approximately $4.00 to $4.70 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Checkmate Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Checkmate Board or management of Checkmate with respect to the Offer Price and Merger Consideration or as to whether the Checkmate Board would have been willing to determine that a different consideration was fair. The Offer Price and Merger Consideration were determined through arm’s-length negotiations between Checkmate and Regeneron and was approved by the Checkmate Board. Centerview provided advice to Checkmate during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Checkmate or the Checkmate Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to Checkmate, and Centerview did not receive any compensation from

Checkmate during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Regeneron, and Centerview did not receive any compensation from Regeneron during such period. Centerview may provide financial advisory and other services to or with respect to Checkmate, Regeneron or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Checkmate, Regeneron, or any of their respective affiliates, or any other party that may be involved in the Transactions.

Checkmate selected Centerview as a financial advisor in connection with the Transactions based on Centerview’s reputation and experience in providing M&A advisory services to the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as a financial advisor to Checkmate, Checkmate has agreed to pay Centerview an aggregate fee of, approximately, $6.25 million, $1 million of which was payable upon the rendering of Centerview’s opinion and $5.25 million of which is payable contingent upon consummation of the Transactions. In addition, Checkmate has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Checkmate has retained Centerview to act as its financial advisor in connection with the Offer and the Merger. Checkmate has agreed to pay Centerview an aggregate fee, currently estimated to be approximately $6.25 million, for its services as financial advisor to Checkmate in connection with the Offer and the Merger. Payment of the fee to Centerview is contingent upon consummation of the Offer, other than $1 million which was payable upon the rendering of Centerview’s opinion. Subject to certain limitations, Centerview will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, Checkmate has agreed to indemnify Centerview, any controlling person of Centerview and its directors, officers, employees, agents and affiliates against specified liabilities.

Additional information pertaining to the retention of Centerview by Checkmate in Item 4 under “—Opinion of Checkmate’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Checkmate nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Checkmate’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Checkmate, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company

Other than the scheduled vesting of Company Options, no transactions with respect to Shares have been effected by Checkmate or, to Checkmate’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiary or any pension, profit-sharing or similar plan of Checkmate or its affiliates or subsidiary during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purpose of the Transaction and Plans or Proposals

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Checkmate is not undertaking or engaged in any negotiations in response to the Offer which relate to:

•	a tender offer or other acquisition of Checkmate’s securities by Checkmate or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Checkmate;

•	any purchase, sale or transfer of a material amount of assets of Checkmate; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of Checkmate.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Checkmate Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Checkmate and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Vote Required to Approve the Merger

The Checkmate Board has approved the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Checkmate does not anticipate seeking the approval of Checkmate’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Checkmate, Regeneron and Purchaser intend to effect the Closing without a vote of the stockholders of Checkmate in accordance with Section 251(h) of the DGCL. The Merger Agreement also provides an alternative means by which the Merger may be consummated even if the Offer is not completed, which requires the approval of Checkmate’s stockholders. Pursuant to the Merger Agreement, within ten (10) business days following receipt by Regeneron of a request for additional information and documentary materials from the Antitrust Division or the FTC pursuant to 15 USC §18a(e)(1)(A), Regeneron may, after consulting with and considering in good faith the views of Checkmate, by providing written notice to Checkmate (“Meeting Election”), require Checkmate to, as promptly as reasonably practicable (and in any event within fifteen (15) days) after a Meeting Election, prepare and file with the SEC a proxy statement in preliminary form related to a meeting of the stockholders of Checkmate (“Checkmate Stockholder Meeting”) (which we refer to as, together with any amendments thereof or supplements thereto, the “Merger Proxy Statement”); provided that if the waiting period (and any extension thereof) applicable to the Offer or the Merger under the HSR Act has expired or been terminated, (i) Regeneron may not deliver a Meeting Election and (ii) if a Meeting Election has already been delivered but Checkmate has not yet mailed the Merger Proxy Statement, the Meeting Election and any Offer Termination shall automatically be withdrawn and, if the Offer has been terminated or expired without any Shares having been accepted for payment, Purchaser shall recommence the Offer. If Regeneron delivers a Meeting Election, Purchaser shall (and Regeneron shall cause Purchaser to) promptly terminate and withdraw the Offer or permit the Offer to expire without accepting for payment, and without paying for, any Shares pursuant to the Offer (“Offer Termination”), and Checkmate shall prepare, file and mail the Merger Proxy Statement to the Checkmate stockholders. If an Offer Termination occurs, the Merger will be governed by Section 251(c) of the DGCL, upon the terms and subject to the conditions set forth in the Merger Agreement.

Anti-Takeover Statute

Checkmate is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (defined generally to include a person who, together with such person’s affiliates and associates, owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•

the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

Each of Regeneron and Purchaser is not, nor at any time for the past three years has been, an “interested stockholder” of Checkmate as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Checkmate Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available to stockholders of Checkmate in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the “fair value” of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Regeneron and Checkmate may argue in an appraisal proceeding that, for purposes of such proceeding, the “fair value” of such Shares is less than the Merger Consideration.

Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL.

THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

•

the stockholder must, within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Checkmate a written demand for appraisal of their Shares, which demand must reasonably inform Checkmate of the identity of the stockholder and that the stockholder is demanding appraisal;

•	the stockholder must not tender his, her or its Shares pursuant to the Offer; and

•	the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder’s name as it appears on the stock certificate(s). The demand must reasonably inform Checkmate of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares which are held in the name of the record owner.

STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE

THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER’S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

Checkmate Pharmaceuticals, Inc.

245 Main Street, 2nd Floor

Cambridge, MA

Attention: General Counsel

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Checkmate’s stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Checkmate in accordance with Section 262 of the DGCL. Within 120 days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the “fair value” of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders’ appraisal rights will cease.

Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon written request, a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten days of receipt of the request or ten days after expiration of the period for delivery of demands for appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to that stockholder.

The Delaware Court of Chancery will thereafter determine the “fair value” of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be “fair value.” Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262 of the DGCL provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” The Delaware Court of Chancery may determine the “fair value” of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

The “fair value” of the Shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, “fair value” under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

If no petition for appraisal is filed within 120 days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder’s demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation’s written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

The foregoing summary of the rights of Checkmate’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Checkmate’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Checkmate, please see Checkmate’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed with the SEC on March 30, 2022, as amended by Amendment No. 1 to the Annual Report on Form 10-K, filed with the SEC on April 29, 2022.

Legal Proceedings

Lawsuits arising out of or relating to the Offer, the Merger or the other Transactions may be filed in the future.

Regulatory Approvals

Under the HSR Act and the rules and regulations promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC in a Notification and Report Form provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Each of Regeneron and Checkmate filed Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on April 25, 2022. Under the HSR Act, the initial waiting period for the Offer will expire on May 10, 2022. This period may be lengthened if the acquiring person voluntarily withdraws and refiles to allow for a second fifteen (15)-day waiting period, or if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Regeneron and/or Checkmate. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. Checkmate does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Checkmate is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which Checkmate is qualified to do business) that would be required for Regeneron’s or Purchaser’s acquisition of the Shares pursuant to the Offer or the Merger.

Forward-Looking Statements

This Schedule 14D-9 includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron and Checkmate, and actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Checkmate’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; risks related to Regeneron’s ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period and that Regeneron and Checkmate will not be integrated successfully; the effects of the transaction on relationships with employees, other business partners or governmental entities; negative effects of this announcement or the consummation of the proposed acquisition on the market price of Regeneron’s or Checkmate’s common stock and/or Regeneron’s or Checkmate’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the impact of SARS-CoV-2 (the virus that has caused the COVID-19 pandemic) on Regeneron’s or Checkmate’s business and its employees, collaborators, and suppliers and other third parties on which Regeneron and Checkmate rely; Regeneron’s, Checkmate’s, and their collaborators’ ability to continue to conduct research and clinical programs; Regeneron’s and Checkmate’s ability to manage their supply chains; Regeneron’s ability to manage net product sales of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Products”); the nature, timing, and possible success and therapeutic applications of Regeneron’s Products, product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, “Regeneron’s Product Candidates”), and product candidates being developed by Checkmate, such as vidutolimod; the extent to which the results from the research and development programs conducted by Regeneron, Checkmate, and/or their collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; the potential of the Toll-like receptor 9 (TLR9) agonist technology discussed in this communication; uncertainty of the utilization, market acceptance, and commercial success of Regeneron’s Products, Regeneron’s Product Candidates, and vidutolimod and the impact of studies (whether conducted by Regeneron, Checkmate or others and whether mandated or voluntary) on any of the foregoing or any potential regulatory approval of Regeneron’s Products, Regeneron’s Product Candidates, and vidutolimod; the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron’s Product Candidates and vidutolimod and new indications for Regeneron’s Products; the ability of Regeneron’s and Checkmate’s collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron’s Products, Regeneron’s Product Candidates, and vidutolimod; the ability of Regeneron and/or its collaborators to manufacture and manage supply chains for multiple products and product candidates; safety issues resulting from the administration of Regeneron’s Products, Regeneron’s Product Candidates, and vidutolimod in patients, including serious complications or side effects in connection with the use of Regeneron’s Products, Regeneron’s Product Candidates, and vidutolimod in clinical trials; determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron’s ability to continue to develop or commercialize Regeneron’s Products, Regeneron’s Product Candidates, or Checkmate’s ability to continue to develop or commercialize vidutolimod; and competing drugs and product candidates that may be superior to, or more cost effective than, Regeneron’s Products, Regeneron’s Product Candidates, or vidutolimod. A more complete description of these and other material risks can be found in Regeneron’s and Checkmate’s filings with the U.S. Securities and Exchange Commission, including their Forms 10-K for the year ended December 31, 2021, and any amendments thereto, as well as the Schedule TO and related tender offer documents to be filed by Regeneron and Scandinavian Acquisition Sub, Inc., and the Schedule 14D-9 to be filed by Checkmate, and, if applicable, the proxy statement referenced below. Under certain circumstances described in the definitive transaction documents, Regeneron may determine to instead to terminate or withdraw the offer and effect the transaction through a merger only, in which case the relevant documents to be filed with the SEC will include a proxy statement for the solicitation of votes of Checkmate stockholders to approve the merger. Any forward-looking statements are made based on the current beliefs and judgments of Regeneron’s and Checkmate’s management, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron or Checkmate. Regeneron and Checkmate do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 2, 2022 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, published May 2, 2022, in The New York Times (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Joint Press Release issued by Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. on April 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Checkmate Pharmaceuticals, Inc. on April 19, 2022).

(a)(5)(A)	Opinion of Centerview Partners LLC, dated April 18, 2022 (included as Annex A of this Schedule 14D-9).

(a)(5)(B)	Social Media Post, dated April 19, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by Regeneron Pharmaceuticals, Inc. and Scandinavian Acquisition Sub, Inc. on April 19, 2022).

Exhibit No.	Description

(a)(5)(C)	Email from Alan Bash, Chief Executive Officer of Checkmate to employees on April 19, 2022 (incorporated herein by reference to Exhibit 99.1 to the Schedule 14D-9C filed by Checkmate Pharmaceuticals, Inc. on April 20, 2022).

(a)(5)(D)	Email from Alan Bash, Chief Executive Officer of Checkmate to commercial partners on April 19, 2022 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Checkmate Pharmaceuticals, Inc. on April 20, 2022).

(a)(5)(E)	Announcements by Checkmate and Checkmate’s management via LinkedIn on April 19, 2022 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Checkmate Pharmaceuticals, Inc. on April 20, 2022).

(a)(5)(F)	Announcements by Checkmate and Checkmate’s management via Twitter on April 19, 2022 (incorporated herein by reference to Exhibit 99.4 to the Schedule 14D-9C filed by Checkmate Pharmaceuticals, Inc. on April 20, 2022).

(e)(1)	Agreement and Plan of Merger by and among Regeneron Pharmaceuticals, Inc., Checkmate Pharmaceuticals, Inc. and Scandinavian Acquisition Sub, Inc., dated as of April 18, 2022 (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Checkmate Pharmaceuticals, Inc. on April 19, 2022).

(e)(2)	Confidentiality Agreement, dated as of March 22, 2022, between Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Tender and Support Agreement by and among Regeneron Pharmaceuticals, Inc., Checkmate Pharmaceuticals, Inc. and the parties named therein, dated as of April 18, 2022 (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated as of March 22, 2022, between Regeneron Pharmaceuticals, Inc. and Checkmate Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(5)	Fourth Amended and Restated Certificate of Incorporation of Checkmate Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 3.1 of the Current Report on Form 8-K filed by Checkmate Pharmaceuticals, Inc. on August 14, 2020).

(e)(6)	Second Amended and Restated Bylaws of Checkmate Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Checkmate Pharmaceuticals, Inc. on August 14, 2020).

(e)(7)	2015 Stock Option and Grant Plan, as amended, and form of award agreements thereunder (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1/A by Checkmate Pharmaceuticals, Inc. on August 3, 2020).

(e)(8)	2020 Stock Option and Grant Plan, and form of award agreements thereunder (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form S-1/A filed by Checkmate Pharmaceuticals, Inc. on August 3, 2020).

(e)(9)	2020 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form S-1/A filed by Checkmate Pharmaceuticals, Inc. on August 3, 2020).

(e)(10)	Employment Agreement between Checkmate Pharmaceuticals, Inc. and Alan Bash, dated February 1, 2022 (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Checkmate Pharmaceuticals, Inc. on February 9, 2022).

(e)(11)	Executive Employment Agreement by and between Checkmate Pharmaceuticals, Inc. and Robert Dolski, dated January 4, 2021 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed by Checkmate Pharmaceuticals, Inc. on January 5, 2021).

Exhibit No.	Description

(e)(12)	Executive Employment Agreement by and between Checkmate Pharmaceuticals, Inc. and James Wooldridge, dated September 19, 2019, as amended on August 2, 2020 (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form S-1/A filed by Checkmate Pharmaceuticals, Inc. on August 3, 2020).

(e)(13)*	Form of Executive Employment Agreement Amendment.

(e)(14)	Form of Indemnification Agreement between Checkmate Pharmaceuticals, Inc. and each of its executive officers (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-1/A filed by Checkmate Pharmaceuticals, Inc. on August 3, 2020)

(e)(15)	Form of Indemnification Agreement between Checkmate Pharmaceuticals, Inc. and each of its directors (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1/A filed by Checkmate Pharmaceuticals, Inc. on August 3, 2020)

*	Filed herewith.

Annex A — Opinion of Centerview Partners LLC, dated April 18, 2022.

Annex B — Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2022

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Robert Dolski
Name: Robert Dolski
Title: Chief Financial Officer

ANNEX A

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

April 18, 2022

The Board of Directors

Checkmate Pharmaceuticals, Inc.

245 Main Street, 2nd Floor

Cambridge, MA 02142

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Checkmate Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $10.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Regeneron Pharmaceuticals, Inc., a New York Corporation (“Parent”), Scandinavian Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $10.50 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent or the Purchaser and (iii) Dissenting Shares (as defined in the Agreement) (the shares referred to in clauses (i), (ii) and (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $10.50 per Share in cash, without interest, (the $10.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated April 18, 2022 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended

The Board of Directors

Checkmate Pharmaceuticals, Inc.

April 18, 2022

December 31, 2020 and December 31, 2021; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in

The Board of Directors

Checkmate Pharmaceuticals, Inc.

April 18, 2022

connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ CENTERVIEW PARTNERS LLC

CENTERVIEW PARTNERS LLC

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6) d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) ), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

B-5